



ARBOR

ARBOR REALTY TRUST, INC.





2003 ANNUAL REPORT



LETTER
TO SHAREHOLDERS

Ivan Kaufman
Chairman and Chief Executive Officer

Dear Shareholders,

On April 7 of this year, we successfully transitioned Arbor Realty Trust from private to public ownership by completing a public offering. This achievement took an unwavering commitment, vision, and determination. Arbor Realty Trust continues to distinguish itself by providing customized capital solutions in an increasingly commoditized market. It is with great pride and pleasure that I take a moment to provide our valued shareholders with an overview of our business, our focused strategy and our vision for the future. We've gotten off to a solid start, and we couldn't have done it without you. And now, we look forward to having you continue with us on our journey to success.

But first—a little history. Arbor Realty Trust, which began as a private company in July 2003, is a real estate investment trust focused on the business of investing in real estate related bridge and mezzanine loans, preferred equity investments, mortgage related securities and other real estate assets. Under the leadership of our strong senior management team, we actively pursue lending and investment opportunities with property owners and developers who need internal financing until permanent financing can be obtained. Our structured finance investments generally have maturities of two to five years, depending on type, and typically range in sizes up to $30 million.

We are externally managed and advised by Arbor Commercial Mortgage, a national commercial real estate finance company established in1993 which operates through 15 offices in the U.S. and specializes in debt and equity financing for multi-family and commercial real estate. Our management agreement with Arbor Commercial Mortgage was developed to capitalize on synergies related to origination, infrastructure, business relationships and management expertise. Under our agreement, Arbor Commercial Mortgage has granted us the right of first refusal to pursue all structured finance investment opportunities that they identify.

Since Arbor Realty Trust was formed, we have been focused on strategically growing our portfolio, maintaining product and geographic diversity and increasing the average loan size in the portfolio. We have developed a unique niche in a competitive industry, as the transactions we deal with are often creative and complex. We must continually meet the challenge of offering these innovative financing solutions to our borrowers, all of whom require timely execution and performance. In accomplishing this, we've recognized that approximately two-thirds of the loans we have originated have been with repeat borrowers, a testimony to the priority we place on maintaining and developing strong client relationships and our ability to underwrite and close loans quickly and efficiently.

Since our inception, we have originated more than $500 million in loans, demonstrating our ability to deploy our capital in an effective manner. Our loan and investment portfolio continues to perform according to our expectations and I am pleased to report that to date, we have had no defaults. We continue to seek loans and investments with favorable terms that will generate superior risk adjusted returns with a long-term objective of capital preservation and earning stability in varying interest rate and credit cycles.

Arbor Realty Trust maintains four financing facilities with a total capacity of $650 million. We are currently investing a significant amount of time and effort evaluating various alternatives to enhance our financing flexibility and capacity, including new or expanded debt facilities and accessing the debt security markets. Implementation of these strategies will allow us to continue to expand the depth of our product offerings, enhance our financial performance and support the growth of our business.

I would like to take this opportunity to thank everyone responsible for Arbor's success thus far. I extend a sincere thank you to our board for guiding us through this momentous year, our senior management team for their commitment and perseverance, our employees for their hard work and dedication and, of course, you—our valued shareholders. Our hard work has set a solid foundation on which we will continue to create opportunities and deliver success.

Sincerely,

Ivan Kaufman
Chairman and Chief Executive Officer

ARBOR

ARBOR REALTY TRUST, INC.

2003 FINANCIAL STATEMENTS

ABR
LISTED
NYSE®

TABLE OF CONTENTS

BUSINESS

Unless otherwise mentioned or unless the context otherwise requires, all references in this annual report to (a) "we," "us," "our," or similar references mean Arbor Realty Trust, Inc. and its subsidiaries, including Arbor Realty Limited Partnership, our operating partnership, and (b) "Arbor Commercial Mortgage", or "our manager" means Arbor Commercial Mortgage, LLC.

Arbor Realty Trust, Inc.

We are a specialized real estate finance company investing in real estate-related bridge and mezzanine loans, preferred equity and, in limited cases, discounted mortgage notes and other real estate-related assets, which we collectively refer to as structured finance investments. We also invest in mortgage-related securities. Our objective is to maximize the difference between the yield on our investments and the cost of financing these investments to generate cash available for distribution, facilitate capital appreciation and maximize total return to our stockholders. We commenced operations in July 2003 and conduct substantially all of our operations through our operating partnership, Arbor Realty Limited Partnership. We intend to elect to be taxed as a real estate investment trust, or REIT, under the Internal Revenue Code and generally will not be subject to federal taxes on our income to the extent we distribute our income to our stockholders and maintain our qualification as a REIT.

We actively pursue lending and investment opportunities with property owners and developers who need interim financing until permanent financing can be obtained. Our structured finance investments generally have maturities of two to five years, depending on the type, have extension options when appropriate, and generally require a balloon payment of principal at maturity. Our financings typically range in size from $1 million to $30 million, with interest rates ranging from 4.00% to 7.00% over 30-day LIBOR for mezzanine financings and 3.00% to 6.00% over 30-day LIBOR for bridge financings. Borrowers in the market for these types of loans include owners or developers who seek either to acquire or refurbish real estate or pay down debt and reposition a property for permanent financing.

We borrow against or leverage our investments to the extent consistent with our investment guidelines in order to increase the size of our portfolio and potential returns to our stockholders. We generate profits to the extent interest and fee income exceed interest expense, loan losses and operating expenses. We also generate profits from gains on investments.

We and our operating partnership have entered into a management agreement with Arbor Commercial Mortgage pursuant to which Arbor Commercial Mortgage has agreed to provide us with structured finance investment opportunities and loan servicing as well as other services necessary to operate our business. Our chief executive officer, Mr. Ivan Kaufman, is also Arbor Commercial Mortgage's chief executive officer and its controlling equity owner. Our manager is a national commercial real estate finance company operating through 15 offices in the United States, specializing in debt and equity financing for multi-family and commercial real estate. We believe Arbor Commercial Mortgage's experience and reputation positions it to originate attractive investment opportunities for us. Our management agreement with Arbor Commercial Mortgage was developed to capitalize on synergies with Arbor Commercial Mortgage's origination infrastructure, existing business relationships and management expertise.

Our manager has granted us a right of first refusal to pursue all structured finance investment opportunities identified by our manager and we have agreed not to pursue, and to allow our manager to pursue, any real estate opportunities other than structured finance transactions. This has historically included providing and servicing multi-family and commercial mortgage loans under Federal National Mortgage Association, or FNMA, Federal Housing Administration and conduit commercial lending programs, which we believe will offer customer relationship synergies to our business. Our portfolio currently contains loans and investments that we originated and loans and investments that we purchased from third parties or from affiliates. We may also pursue investments in mortgage-related securities.

Our Business Strategy

We believe the financing of multi-family and commercial real estate offers significant growth opportunities that demand customized financing solutions.

- Consolidation in the financial services industry has reduced the number of companies providing multi-family and commercial real estate financing products.
- We believe this consolidation has led to a trend among remaining institutions to focus on larger, more standardized transactions.
- The growth of a market for securitized commercial real estate pools has provided a new source of financing for real estate assets.

We believe we have the necessary levels of capital and financial flexibility to compete effectively in today's rapidly changing market. Our borrowers, who in the past relied on banks and life insurance companies as their primary source for commercial real estate financing, have benefited from our flexible underwriting standards. This flexibility has created significant demand for our bridge, mezzanine and other forms of innovative financing.

Our principal business objectives are to invest in bridge and mezzanine loans, preferred equity and other real estate-related assets and actively manage our portfolio in order to generate cash available for distribution, facilitate capital appreciation and maximize total return to our stockholders. We believe we can achieve these objectives through the following business and growth strategies:

- Provide customized financing;
- Focus on a niche market in smaller loan balances;
- Execute transactions rapidly;
- Manage and maintain credit quality;
- Use Arbor Commercial Mortgage's relationships with existing borrowers and origination infrastructure;
- Offer broader products and expand customer base; and
- Leverage the experience of the executive officers and employees of Arbor Commercial Mortgage and us.

Our asset management group is integrated into the underwriting and structuring process for all transactions in order to enhance the credit quality of our originations before transactions close. We believe that after closing, our asset management group's experience in managing complex restructurings, refinancings and asset dispositions will help to improve the credit quality and yield on managed investments. We also believe our asset management group's involvement in our credit underwriting process helps to mitigate investment risk after the closing of a transaction.

Our Corporate History

On July 1, 2003, Arbor Commercial Mortgage contributed the majority of its structured finance portfolio to our operating partnership. These initial assets, consisting of 12 bridge loans, five mezzanine loans, five preferred equity investments and two other real estate related investments, were transferred at book value, which approximates fair value, that, at June 30, 2003, represented $213.1 million in assets financed by $169.2 million borrowed under Arbor Commercial Mortgage's credit facilities and supported by $43.9 million in equity. Simultaneously with Arbor Commercial Mortgage's contribution of assets, we issued and sold 1,610,000 of our units, each consisting of five shares of common stock and one warrant to purchase an additional share of common stock, in a private offering, which we refer to as the private placement. Gross proceeds from the private placement were $120.2 million.

In connection with its contribution of the initial assets, Arbor Commercial Mortgage arranged for us to have substantially similar credit facilities as those used by Arbor Commercial Mortgage to finance these assets. In exchange for the asset contribution, we issued to Arbor Commercial Mortgage approximately 3.1 million operating partnership units, each of which Arbor Commercial Mortgage may redeem for one share of our common stock or an equivalent amount in cash, at our election, and approximately 629,000 warrants, each of which entitles Arbor Commercial Mortgage to purchase one additional operating partnership unit at an initial exercise price of $15.00. The operating partnership units and warrants for additional operating partnership units issued to Arbor Commercial Mortgage were valued at approximately $43.9 million at July 1, 2003, based on the price offered to investors in our units in the private placement. Each of the approximately 3.1 million operating partnership units received by Arbor Commercial Mortgage is paired with one share of our special voting preferred stock that entitles the holder to one vote on all matters submitted to a vote of our stockholders. As operating partnership units are redeemed for shares of our common stock or cash, an equivalent number of shares of special voting preferred stock will be redeemed and cancelled. As a result of Arbor Commercial Mortgage's asset contribution and the related formation transactions, Arbor Commercial Mortgage owns approximately a 28% limited partnership interest in our operating partnership and the remaining 72% interest in our operating partnership is owned by us.

In addition, Arbor Commercial Mortgage has approximately 17% of the voting power of our outstanding stock (without giving effect to the exercise of Arbor Commercial Mortgage's warrants for additional operating partnership units).

On April 13, 2004, we sold 6,272,500 shares of common stock in an underwritten initial public offering at $20.00 per share. Concurrently with the initial public offering, we sold 500,000 shares of common stock directly to Kojaian Ventures, L.L.C. an entity wholly-owned by C. Michael Kojaian, one of our directors. In addition, in connection with our initial public offering, a selling stockholder also sold 22,500 shares of common stock. On May 11, 2004, the underwriters of the initial public offering exercised their over-allotment option to purchase 524,200 additional shares of common stock. In connection with our initial public offering (including the additional sale of 524,200 shares of our common stock) and the concurrent offering to Kojaian Ventures, which we refer to as the concurrent offerings, we received proceeds of approximately $135.2 million, after deducting underwriters' discounts and commissions and offering expenses.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is traded on the New York Stock Exchange under the symbol "ABR." The following table sets forth the high and low sale prices for our common stock for the period indicated as reported on the New York Stock Exchange.

	High	Low
2004:		
Second quarter (April 7, 2004 through June 18, 2004)	$20.95	$18.40

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF ARBOR REALTY TRUST, INC. AND SUBSIDIARIES

The following tables present selected historical consolidated financial information as of December 31, 2003 and for the period ended December 31, 2003. The selected historical consolidated financial information presented below under the captions "Consolidated Income Statement Data" and "Consolidated Balance Sheet Data" have been derived from our audited, interim consolidated financial statements and include all adjustments, consisting only of normal recurring accruals, which management considers necessary for a fair presentation of the historical consolidated financial statements for such period. The information presented under the caption "Consolidated Income Statement Data" for the period ended December 31, 2003 is not necessarily indicative of any other interim period. In addition, since the information presented below is only a summary and does not provide all of the information contained in our historical consolidated financial statements, including the related notes, you should read it in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of Arbor Realty Trust, Inc. and Subsidiaries" and our historical consolidated financial statements, including the related notes, included elsewhere in this annual report.

	Period from June 24, 2003 (inception) to December 31, 2003
Consolidated Income Statement Data:	
Interest income	$ 10,012,449
Other income	156,502
Total revenue	10,168,951
Total expenses	5,452,865
Net income	3,407,919
Earnings per share, basic and diluted(1)	0.42
Dividends declared per common share(2)	0.50

	At December 31, 2003
Consolidated Balance Sheet Data:	
Loans and investments, net	$286,036,610
Related party loans, net	35,940,881
Total assets	338,164,432
Notes payable and repurchase agreements	172,528,471
Total liabilities	183,416,716
Minority interest	43,631,602
Total stockholders' equity	111,116,114

	Period from June 24, 2003 (inception) to December 31, 2003
Other Data:	
Total originations	$186,289,922

(1) The warrants underlying the units issued in the private placement at $75.00 per unit have an initial exercise price of $15.00 per share and expire on July 1, 2005. This exercise price is equal to the price per share of common stock in the private placement and approximates the market value of our common stock at December 31, 2003. Therefore, the assumed exercise of the warrants were not considered to be dilutive for purposes of calculating diluted earnings per share.

(2) On November 5, 2003, our board authorized and we declared a distribution to our stockholders of $0.25 per share of common stock, payable with respect to the quarter ending September 30, 2003, to stockholders of record at the close of business on November 5, 2003. We made this distribution on November 18, 2003. On December 19, 2003, our board of directors authorized and we declared a distribution to our stockholders of $0.25 per share of common stock, payable with respect to the quarter ending December 31, 2003, to stockholders of record at the close of business on December 19, 2003. We made this distribution on December 30, 2003.

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF THE STRUCTURED FINANCE BUSINESS OF ARBOR COMMERCIAL MORTGAGE, LLC AND SUBSIDIARIES

On July 1, 2003, Arbor Commercial Mortgage contributed a portfolio of structured finance investments and related liabilities to our operating partnership. In addition, certain employees of Arbor Commercial Mortgage became our employees. These assets, liabilities and employees represented a substantial portion of Arbor Commercial Mortgage's structured finance business.

The tables on the following page present selected historical consolidated financial information of the structured finance business of Arbor Commercial Mortgage at the dates and for the periods indicated. The structured finance business did not operate as a separate legal entity or business division or segment of Arbor Commercial Mortgage but as an integrated part of Arbor Commercial Mortgage's consolidated business. Accordingly, the statements of revenue and direct operating expenses do not include charges from Arbor Commercial Mortgage for corporate general and administrative expense because Arbor Commercial Mortgage considered such items to be corporate expenses and did not allocate them to individual business units. These expenses included costs for Arbor Commercial Mortgage's executive management, corporate facilities and overhead costs, corporate accounting and treasury functions, corporate legal matters and other similar costs. The selected consolidated financial information presented under the caption "Consolidated Statement of Revenue and Direct Operating Expenses Data" for the years ended December 31, 2002 and 2001, the six months ended June 30, 2003 and under the caption "Consolidated Statement of Assets and Liabilities Data" as of December 31, 2002 and 2001 have been derived from the audited consolidated financial statements of the structured finance business of Arbor Commercial Mortgage included elsewhere in this annual report. The selected consolidated financial information presented under the caption "Consolidated Statement of Revenue and Direct Operating Expenses Data" for the six months ended June 30, 2003 is not necessarily indicative of the results of any other interim period or the year ended December 31, 2003. The selected consolidated financial information presented under the caption "Consolidated Statement of Revenue and Direct Operating Expenses Data" for the year ended December 31, 2000 and the caption "Consolidated Statement of Assets and Liabilities Data" as of December 31, 2000 have also been derived from the audited consolidated financial statements of the structured finance business of Arbor Commercial Mortgage. The selected consolidated financial information presented under the caption "Consolidated Statement of Revenue and Direct Operating Expenses Data" for the years ended December 31, 1999 and 1998 and the caption "Consolidated Statement of Assets and Liabilities Data" as of December 31, 2000, 1999 and 1998 have been derived from the unaudited consolidated financial statements of the structured finance business of Arbor Commercial Mortgage.

The selected consolidated financial information presented under the caption "Consolidated Statement of Revenue and Direct Operating Expenses Data" for the six months ended June 30, 2002 have been derived from the unaudited interim consolidated financial statements of Arbor Commercial Mortgage's structured finance business and include all adjustments, consisting only of normal recurring accruals, which management considers necessary for a fair presentation of the historical consolidated financial information for such periods. The selected consolidated financial information presented under the caption "Consolidated Statement of Revenue and Direct Operating Expenses Data" for the six month period ended June 30, 2002 are not necessarily indicative of the results of any other interim period or the year ended December 31, 2002.

The consolidated financial statements of Arbor Commercial Mortgage's structured finance business included in this annual report represent the consolidated financial position and results of operations of Arbor Commercial Mortgage's structured finance business during certain periods and at certain dates when Arbor Commercial Mortgage previously held our initial assets, as well as several other structured finance investments that we did not acquire in connection with our formation transactions. See "Arbor Realty Trust, Inc." Accordingly, the historical financial results of Arbor Commercial Mortgage's structured finance business are not indicative of our future performance. In addition, since the information presented is only a summary and does not provide all of the information contained in the consolidated financial statements of Arbor Commercial Mortgage's structured finance business, including related notes, you should read it in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Structured Finance Business of Arbor Commercial Mortgage, LLC and Subsidiaries" and the consolidated financial statements of Arbor Commercial Mortgage's structured finance business, including related notes, contained elsewhere in this annual report.

Consolidated Statement of Revenue and Direct Operating Expenses Data:

	Six Months Ended June 30,		Year Ended December 31,				
	2003	2002	2002	2001(1)	2000(1)	1999(1)	1998(1)
		(Unaudited)				(Unaudited)	(Unaudited)
Interest income	$7,688,465	$7,482,750	$14,532,504	$14,667,916	$10,707,551	$ 6,964,873	$ 6,807,617
Income from real estate held for sale, net of operating expenses	—	—	—	—	—	925,999	1,608,172
Other income	1,552,414	553,625	1,090,106	1,668,215	652,970	2,838,639	7,064,294
Total revenue	9,240,879	8,036,375	15,622,610	16,336,131	11,360,521	10,729,511	15,480,083
Total direct operating expenses	5,737,688	8,344,302	13,639,755	10,997,800	9,227,274	7,145,469	6,589,274
Revenue in excess of direct operating expenses before gain on sale of loans and real estate and income from equity affiliates	3,503,191	(307,927)	1,982,855	5,338,331	2,133,247	3,584,042	8,890,809
Gain on sale of loans and real estate	1,024,268	7,006,432	7,470,999	3,226,648	1,880,825	1,818,299	1,898,558
Income from equity affiliates	—	601,100	632,350	1,403,014	5,028,835	3,592,398	567,006
Revenue, gain on sale of loans and real estate and income from equity affiliates in excess of direct operating expenses	4,527,459	7,299,605	10,086,204	9,967,993	9,042,907	8,994,739	11,356,373

Consolidated Statement of Assets and Liabilities Data:

	At December 31,				
	2002	2001	2000	1999	1998
			(Unaudited)	(Unaudited)	(Unaudited)
Loans and investments, net	$172,142,511	$160,183,066	$ 85,547,323	$50,156,022	$75,604,351
Related party loans, net	15,952,078	15,880,207	—	—	—
Investment in equity affiliates	2,586,026	2,957,072	20,506,417	23,459,586	20,092,793
Total assets	200,563,236	183,713,747	119,110,446	84,751,032	96,537,674
Notes payable and repurchase agreements	141,836,477	132,409,735	70,473,501	47,154,530	58,678,062
Total liabilities	144,280,806	134,086,301	72,266,700	48,025,934	59,193,306
Net assets	56,282,430	49,627,446	46,843,746	36,725,098	37,344,368

Other Data (Unaudited):

	Six Months Ended June 30,		Year Ended December 31,				
	2003	2002	2002	2001	2000	1999	1998
Total originations	$117,965,000	$30,660,000	$130,043,000	$86,700,000	$108,378,000(2)	$120,378,900(2)	$230,718,353(2)

(1) In June 1998, Arbor Commercial Mortgage entered into a joint venture with SFG I, an affiliate of Nomura Asset Capital Corp., for the purpose of acquiring up to $250 million of structured finance investments. Arbor Commercial Mortgage and SFG I each made 50% of the capital contributions to the joint venture and shared profits equally. Nomura Asset Capital Corp. provided financing to the joint venture in the form of a repurchase agreement. On July 31, 2001, Arbor Commercial Mortgage purchased SFG I's interest in this venture. This buyout was accounted for by the purchase accounting method. Prior to the purchase, net income from this venture was recorded in income from equity affiliates. The activities of the former joint venture have been included in the statements of revenue and direct operating expenses from the date of acquisition, August 2001. See the consolidated financial statements of Arbor Commercial Mortgage's structured finance business and the related notes to the consolidated financial statements included elsewhere in this annual report for further information.

(2) Total originations for 1998, 1999 and 2000 include originations from Arbor Commercial Mortgage's joint venture with SFG I discussed in footnote 1.

FORWARD LOOKING STATEMENTS

We make forward looking statements in this annual report that are subject to risks and uncertainties. These forward looking statements include information about possible or assumed future results of our business and our financial condition, liquidity, results of operations, plans, and objectives. They also include, among other things, statements concerning anticipated revenues, income or loss, capital expenditures, dividends, capital structure, or other financial terms, as well as statements regarding the subjects that are forward looking by their nature, such as:

- our business strategy;
- completion of any pending transactions;
- our ability to obtain future financing arrangements;
- our understanding of our competition;
- our projected operating results;
- the operating results presented in the historical consolidated financial statements included in this annual report;
- market trends;
- estimates relating to our future dividends;
- projected capital expenditures; and
- the impact of technology on our operations and business.

The forward looking statements are based on our beliefs, assumptions, and expectations of our future performance, taking into account the information currently available to us. We do not intend to update our forward looking statements. These beliefs, assumptions, and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity, and results of operations may vary materially from those expressed in our forward looking statements. You should carefully consider this risk when you make a decision concerning an investment in our common stock.

When we use words such as "will likely result," "may," "shall," "will," "believe," "expect," "anticipate," "project," "intend," "estimate," "goal," "objective," or similar expressions, we intend to identify forward looking statements. You should not place undue reliance on these forward looking statements. We are not obligated to publicly update or revise any forward looking statements, whether as a result of new information, future events, or otherwise.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ARBOR REALTY TRUST, INC. AND SUBSIDIARIES

You should read the following discussion in conjunction with the sections of this annual report entitled "Forward-Looking Statements" and "Selected Consolidated Financial Information of Arbor Realty Trust, Inc. and Subsidiaries" and our historical consolidated financial statements, including related notes, included elsewhere in this annual report.

Overview

We are a Maryland corporation that was formed in June 2003 to invest in real estate-related bridge and mezzanine loans, preferred equity and, in limited cases, discounted mortgage notes and other real estate-related assets. We also invest in mortgage-related securities. We conduct substantially all of our operations through our operating partnership.

Our operating performance is primarily driven by several factors:

- *Net interest income earned on our investments* — Net interest income represents the amount by which the interest income earned on our assets exceeds the interest expense incurred on our borrowings. If the yield earned on our assets increases, this will have a positive impact on earnings. Similarly, if the cost of borrowings decreases, this will have a positive impact on earnings. Net interest income is also directly impacted by the size of our asset portfolio.
- *Credit quality of our assets* — Effective asset and portfolio management is essential to maximizing the performance and value of a real estate/mortgage investment. Maintaining the credit quality of our loans and investments is of critical importance. Loans that do not perform in accordance with their terms may have a negative impact on earnings.
- *Cost control* — We seek to minimize our operating costs, which consist primarily of employee compensation and related costs and other general and administrative expenses. As the size of the portfolio increases, certain of these expenses, particularly employee compensation expenses, may increase.

Sources of Operating Revenues

We derive our operating revenues primarily through interest received from making real estate-related bridge and mezzanine loans and preferred equity investments. For the period ended December 31, 2003, interest represented approximately 98% of our total revenues. We provide bridge loans secured by first lien mortgages on the property to borrowers who are typically seeking short term capital to be used in an acquisition of property. The bridge loans we make typically range in size from $1 million to $25 million and have terms of up to seven years. We provide real property owners with mezzanine loans that are secured by pledges of ownership interests in entities that directly or indirectly control the real property or second mortgages. These loans typically range in size from $2 million to $15 million and have terms of up to seven years. We also make preferred equity investments in entities that directly or indirectly own real property.

We also derive operating revenues from other income that represents loan structuring and miscellaneous asset management fees associated with our loans and investments portfolio. For the period ended December 31, 2003, revenue from other income represented approximately 2% of our total revenue.

We will also derive interest income from our investments in mortgage related securities.

Gain on Sale of Loans and Real Estate and Income from Equity Affiliates

We may derive income from the gain on sale of loans and real estate. We may acquire (1) real estate for our own investment and, upon stabilization, disposition at an anticipated return and (2) real estate notes generally at a discount from lenders in situations where the borrower wishes to restructure and reposition its short term debt and the lender wishes to divest certain assets from its portfolio.

We may also derive income from equity affiliates relating to joint ventures that were formed with equity partners to acquire, develop and/or sell real estate assets. Such investments are recorded under the equity method. We record our share of net income from the underlying properties in which we invest through these joint ventures.

Significant Accounting Estimates and Critical Accounting Policies

Set forth below is a summary of the accounting policies that management believes are critical to the preparation of the consolidated financial statements included in this annual report. Certain of the accounting policies used in the preparation of these consolidated financial statements are particularly important for an understanding of the financial position and results of operations presented in the historical consolidated financial statements included in this annual report and require the application of significant judgment by management and, as a result, are subject to a degree of uncertainty.

Loans and Investments

Loans held for investment are intended to be held to maturity and, accordingly, are carried at cost, net of unamortized loan origination costs and fees, unless such loan or investment is deemed to be impaired. We invest in preferred equity interests that allow us to participate in a percentage of the underlying property's cash flows from operations and proceeds from a sale or refinancing. At the inception of each such investment, management must determine whether such investment should be accounted for as a loan, joint venture or as real estate. To date, management has determined that all such investments are properly accounted for and reported as loans.

Specific valuation allowances are established for impaired loans based on the fair value of collateral on an individual loan basis. The fair value of the collateral is determined by an evaluation of operating cash flow from the property during the projected holding period, and estimated sales value computed by applying an expected capitalization rate to the stabilized net operating income of the specific property, less selling costs, discounted at market discount rates.

If upon completion of the valuation, the fair value of the underlying collateral securing the impaired loan is less than the net carrying value of the loan, an allowance is created with a corresponding charge to the provision for loan losses. The allowance for each loan is maintained at a level believed adequate by management to absorb probable losses.

Revenue Recognition

Interest Income. Interest income is recognized on the accrual basis as it is earned. In most instances, the borrower pays an additional amount of interest at the time the loan is closed, an origination fee, and deferred interest upon maturity. This additional income, as well as any direct loan origination costs incurred, is deferred and recognized over the life of the related loan as a yield adjustment. Income recognition is suspended for loans when in the opinion of management a full recovery of income and principal becomes doubtful. Income recognition is resumed when the loan becomes contractually current and performance is demonstrated to be resumed. Several of the loans provide for accrual of interest at specified rates, which differ from current payment terms. Interest is recognized on such loans at the accrual rate subject to management's determination that accrued interest and outstanding principal are ultimately collectible, based on the underlying collateral and operations of the borrower. If management cannot make this determination regarding collectibility, interest income is recognized only upon actual receipt.

Recently Issued Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46"), which requires a variable interest entity, a VIE, to be consolidated by its primary beneficiary. The primary beneficiary is the party that absorbs a majority of the VIE's anticipated losses and/or a majority of the expected returns.

In December 2003, the FASB revised FIN 46 ("FIN 46-R"), delaying the effective date for certain entities created before February 1, 2003 and making other amendments to clarify the application of the guidance. In adopting FIN 46 and in anticipation of adopting FIN 46-R, we have evaluated our loans and investments and investments in equity affiliates made to entities created after February 1, 2003 to determine whether they are VIE's. As a result of this evaluation, we determined that our mezzanine loans, preferred equity investments and investments in equity affiliates were potential variable interests. For each of these investments, we have evaluated 1) the sufficiency of the fair value of the entities equity investments at risk to absorb losses, 2) that as a group the holders of the equity investments at risk have a) the direct or indirect ability through voting rights to make decisions about the entities significant activities, b) the obligation to absorb the expected losses of the entity and their obligations are not protected directly or indirectly, c) the right to receive the expected residual return of the entity and their rights are not capped, 3) the voting rights of some of these investors are proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected returns of the equity, or both, and 4) that substantially all of the entities activities do not involve or are not conducted on behalf of an investor that has disproportionately few voting rights. For these investments we have determined that the entities have sufficient equity at risk and, accordingly, they are not VIE's. As such, we have continued to account for the mezzanine loans and preferred equity investments and investments in equity investments as a loan, joint venture or real estate, as appropriate.

We are still in the process of evaluating our investments made into entities created before February 1, 2003 and a definitive conclusion cannot be reached until the evaluation has been completed.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," an interpretation of FASB Statement of Financial Accounting Standards No. 5 ("SFAS No. 5"), "Accounting for Contingencies," Statement of Financial Accounting Standards No. 57, "Related Party Disclosures," Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" and rescinded FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others, an Interpretation of SFAS No. 5." It requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee regardless of whether it receives separately identifiable consideration (i.e., a premium). The new disclosure requirements were effective December 31, 2002. The adoption of FIN 45 did not have a material impact on our consolidated financial statements, nor is it expected to have a material impact in the future.

Results of Operations

Period from June 24, 2003 (inception) to December 31, 2003

The following table sets forth our results of operations for the period ended December 31, 2003:

	Period from June 24, 2003 (inception) to December 31, 2003
Revenue:	
Interest income	$10,012,449
Other income	156,502
Total revenue	10,168,951
Expenses:	
Interest expense	1,669,731
Employee compensation and benefits	940,336
Stock based compensation	1,721,367
Selling and administrative	533,697
Management fee	587,734
Total expenses	5,452,865
Income before minority interest	4,716,086
Income allocated to minority interest	1,308,167
Net income	$ 3,407,919

Revenue. Interest income was $10.0 million. The average balance of the loan and investment portfolio was $254.9 million during the period ended December 31, 2003. The average yield on these assets was 7.68%.

Other income was $157,000, which represents loan structuring and miscellaneous asset management fees associated with our loans and investments portfolio.

Expenses. Interest expense was $1.7 million. The average balance of debt financing was $92.5 million during the period ended December 31, 2003. The average cost of these borrowings was 3.53%. Our average leverage for the period ended December 31, 2003 was 36%, resulting in our interest margin on a levered basis being 10.27%.

Employee compensation and benefits expense was $940,000, which represents salaries, benefits and incentive compensation for the 12 employees employed by us during the period ended December 31, 2003.

Stock-based compensation expense was $1.7 million. This expense represents the cost of restricted stock granted to certain of our employees, executive officers and directors and certain executive officers and employees of our manager. Of the total shares granted, two-thirds of the shares granted vested immediately and the remaining one-third will vest over three years. The amount of compensation expense recorded for the period ended December 31, 2003 represents the full expense of the vested shares and a ratable portion of the expense of the unvested shares.

Selling and administrative expense was $534,000. This amount is comprised primarily of professional fees, including legal and accounting services.

Management fees were $588,000. This amount represents the base management fee as provided for in the management agreement with our manager. The management agreement also provides for incentive compensation; however, the requirements for incentive compensation were not satisfied and no incentive compensation was recorded in the period.

Income Allocated to Minority Interest. Income allocated to minority interest was $1.3 million. This amount represents the portion of our income allocated to our manager, which owns a 28% limited partnership interest in our operating partnership and is allocated 28% of our income.

Liquidity and Capital Resources

Sources of Liquidity

Liquidity is a measurement of the ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund and maintain loans and investments and other general business needs. Our primary sources of funds for liquidity consist of funds raised from our private equity offering in July 2003, borrowings under credit agreements, net cash provided by operating activities, repayments of outstanding loans and investments and the issuance of common, convertible and/or preferred equity securities.

To maintain our status as a REIT under the Internal Revenue Code, we must distribute annually at least 90% of our taxable income. These distribution requirements limit our ability to retain earnings and thereby replenish or increase capital for operations. However, we believe that our significant capital resources and access to financing will provide us with financial flexibility and market responsiveness at levels sufficient to meet current and anticipated capital requirements, including expected new lending and investment opportunities.

In order to maximize the return on our funds, cash generated from operations is generally used to temporarily pay down borrowings under credit facilities whose primary purpose is to fund our new loans and investments. When making distributions, we borrow the required funds by drawing on credit capacity available under our credit facilities. To date, all distributions have been funded in this manner. All funds borrowed to make distributions have been repaid by funds generated from operations. The average duration of indebtedness from the point of distributions to repayment was 10.3 days and the maximum amount of indebtedness incurred to make distributions was approximately $4.3 million.

Gross proceeds from the private placement on July 1, 2003 totaled $120.2 million, which combined with Arbor Commercial Mortgage's equity contribution of $43.9 million, resulted in total contributed capital of $164.1 million. From the $120.2 million of gross proceeds from the private placement, we repaid $105.6 million of borrowings under our warehouse credit facility and repurchase agreements, purchased two mezzanine loans and one preferred equity investment from Arbor Commercial Mortgage for $6.7 million, paid offering expenses of $7.6 million and funded $0.3 million of operating capital. We paid or accrued offering expenses of $10.1 million, resulting in stockholders equity and minority interest of $154.0 million as a result of the private placement.

We also maintain liquidity through one warehouse credit agreement and two master repurchase agreements with three different financial institutions with which Arbor Commercial Mortgage had similar financing facilities and an additional master repurchase agreement that we entered into with another financial institution in December 2003.

We have a $250.0 million warehouse credit agreement with a financial institution, dated as of July 1, 2003, with a term of three years. In the event this facility is not renewed, we have nine months to repay all outstanding advances. In addition to LIBOR-based interest obligations, this warehouse credit facility includes a profit sharing agreement, whereby the institution shares in the net interest spread of the assets financed. The profit sharing component represents the percentage of the net profits earned over the life of a loan that are payable to the lender upon repayment of the underlying investment. Net profits are based on interest income, interest expense and deferred interest payable at repayment of an investment. On March 31, 2004, the outstanding balance under this facility was $132.3 million.

We have a $100.0 million master repurchase agreement with a second financial institution, dated as of November 18, 2002, with a one-year term, renewable annually. This repurchase agreement was assigned from Arbor Commercial Mortgage to us on July 1, 2003. On March 31, 2004, the outstanding balance under this facility was $48.9 million. In February 2004, we entered into an amendment to this repurchase agreement, which extended the term of this facility until December 31, 2004. Under the terms of this amendment, $3.2 million of borrowings related to the CDS Portfolio preferred equity investment was repaid on March 31, 2004. In addition, the interest rates on the borrowings related to the Schron A preferred equity investment and the Tropical Gardens and Palmetto Villas Apartments bridge loans were adjusted to one-month LIBOR plus 3.50%, 2.25% and 2.50%, respectively. We do not believe the revised terms will have a material impact on our results of operations.

We have a $50.0 million master repurchase agreement with a third financial institution, dated as of July 1, 2003, which matures in November 2005. This facility has not yet been utilized.

We have a $150.0 million master repurchase agreement with a fourth financial institution (which is an affiliate of Wachovia Capital Markets, LLC, an underwriter for the initial public offering), dated as of December 23, 2003 with a term of three years and an interest rate based on LIBOR. In December 2003, we entered into a temporary repurchase agreement arrangement with this financial institution to finance three mezzanine loans that were originated in December 2003. In January 2004, we transferred the financing of these three loans from the temporary facility to the $150.0 million facility. As of March 31, 2004, $200.3 million was outstanding under this facility. Effective March 2, 2004, we amended this facility on a temporary basis. The amendment provides for an increase in the facility size from $150 million to $250 million. Borrowings may be taken up to 100% of our asset amount at a cost of 2.0% greater than the existing cost of funds. To date, no advances have been made subject to this amendment. In the event there are advances under this amendment in the future, we anticipate such advances will be repaid with proceeds from the initial public offering.

The warehouse credit agreement and the three master repurchase agreements require that we pay interest monthly, based on our pricing over LIBOR. The amount of our pricing over LIBOR varies depending upon the structure of the loan or investment financed pursuant to the warehouse credit agreement or the master repurchase agreement. Our pricing over LIBOR is summarized in the table on the following page.

The warehouse credit agreement and the three master repurchase agreements require that we pay down borrowings under these facilities pro-rata as principal payments on our loans and investments are received. In addition, if upon maturity of a loan or investment we decide to grant the borrower an extension option, the financial institutions have the option to extend the borrowings or request payment in full on the outstanding borrowings of the loan or investment extended. The financial institutions also have the right to request immediate payment of any outstanding borrowings on any loan or investment that is at least 60 days delinquent.

We believe our existing sources of funds will be adequate for purposes of meeting our short-term liquidity (within one year) and long-term liquidity needs. These liquidity needs, which are present in the short-term and long-term, include ongoing commitments to repay borrowings, fund future investments, fund operating costs and fund distributions. Our loans and investments, the majority of which have been contributed to us, are financed under existing credit facilities and their credit status is continuously monitored; therefore, these loans and investments are expected to generate a generally stable return. Our ability to meet our long-term liquidity and capital resource requirements is subject to obtaining additional debt and equity financing. If we are unable to renew our sources of financing on substantially similar terms or at all it would have an adverse effect on our business and results of operations. Any decision by our lenders and investors to enter into such transactions with us will depend upon a number of factors, such as our financial performance, compliance with the terms of our existing credit arrangements, industry or market trends, the general availability of and rates applicable to financing transactions, such lenders' and investors' resources and policies concerning the terms under which they make such capital commitments and the relative attractiveness of alternative investment or lending opportunities.

The maximum borrowing capacities, advance rates and other principal terms of our credit facilities are listed below (LIBOR refers to one-month LIBOR):

	Warehouse Facility	Repurchase Agreement	Repurchase Agreement	Repurchase Agreement[1]
Total Facility Amount . . .	$250,000,000	$100,000,000	$50,000,000	$ 150,000,000
Sublimits based on Investment Type				
Bridge Loan Sublimit Amount	$125,000,000	N/A	$50,000,000	N/A
Maximum Advance Rate[2]	85%[3]	80%	80%	70%-80%[4]
Pricing over LIBOR	2.00%	2.00%	1.25%	1.75%-2.875%[4]
Profit Share[5]	20.0%			
Mezzanine Loans/ Preferred Equity Sublimit Amount	$175,000,000	$ 25,000,000	$50,000,000	$ 90,000,000
Maximum Advance Rate[2]	80%[6]	65%	75%	55%-70%[4]
Pricing over LIBOR	2.75%	2.75%	2.50%	2.10%-3.225%[4]
Profit Share[5]	20.0%			
Note Acquisitions Sublimit Amount	$125,000,000			
Maximum Advance Rate[6]	80%[7]			
Pricing over LIBOR	2.50%			
Property Acquisitions Total Line	$125,000,000			
Maximum Advance Rate	80%			
Pricing over LIBOR	2.50%			
Financial Covenants:				
Minimum Net Worth . . .	$115,000,000[8]	$ 45,000,000[8]	[9]	$ 75,000,000
Leverage (Debt to Net Worth) Ratio must not Exceed	6 to 1	8 to 1	6 to 1	4 to 1
Minimum Liquidity[10] . . .	$ 3,000,000	N/A	N/A	$ 15,000,000

(1) This repurchase agreement is with an affiliate of Wachovia Capital Markets, LLC, an underwriter in the initial public offering. We have increased our borrowing capacity under this facility on a temporary basis up to $250 million.

(2) Advance rates for certain investments funded under the credit facilities are negotiated on an individual basis and may differ from the maximum advance rate listed.

(3) Maximum loan amount advanced per bridge loan equal to $20.0 million.

(4) Advance rates and pricing over LIBOR vary due to the type of asset financed.

(5) Certain investments included in contribution of the initial assets are financed under prior profit sharing agreements between the financial institution and Arbor Commercial Mortgage with profit sharing percentages ranging from 17.5% to 45% of net interest income of the loans and investments financed.

(6) Maximum loan amount advanced per mezzanine loan equal to $20.0 million.

(7) Maximum loan amount advanced per acquisition equal to $20.0 million.

(8) Minimum net worth is defined as net worth of our operating partnership.

(9) Minimum net worth is equal to 75% of the highest level reached over the preceding twelve consecutive calendar months.

(10) Minimum liquidity is defined as liquid assets and available financing under the facilities.

In addition to the financial covenants presented in the table above, our warehouse credit agreement and master repurchase agreements contain covenants that prohibit us from effecting a change in control or disposing of or encumbering assets being financed and restrict us from making any material amendment to our underwriting guidelines without approval of the lender. The concurrent offerings will not be considered a change in control for purposes of these agreements. Furthermore, the credit facilities include various covenants not deemed to be restrictive including preservation of company existence, conduct of business, compliance with applicable laws, financial statement reporting requirements, maintenance of paper records and files and loan performance and servicing date reporting requirements. If we violate these covenants in any of these agreements, we could be required to repay all or a portion of our indebtedness before maturity at a time when we might be unable to arrange financing for such repayment on attractive terms, if at all. Violations of these covenants may result in our being unable to borrow unused amounts under a line of credit, even if repayment of some or all borrowings is not required. As of December 31, 2003 we are in compliance with all covenants and restrictions.

Contractual Commitments

Pursuant to our management agreement with Arbor Commercial Mortgage, we pay Arbor Commercial Mortgage an annual base management fee based on the equity of our operating partnership, as further discussed below. The amount of the base management fee does not depend on the performance of the services provided by our manager or the types of assets it selects for our investment, but the value of our operating partnership's equity will be affected by the performance of these assets. We also pay our manager incentive compensation each fiscal quarter. We have incurred $587,734 in base management fees to Arbor Commercial Mortgage for management services rendered for the period ended December 31, 2003. As of December 31, 2003, we paid $490,956 of these base management fees. We have incurred $97,681 in base management fees for management services rendered in January 2004 and $98,598 in base management fees for management services rendered in February 2004, for a total of $196,278. All amounts incurred have been paid to date. Our manager did not earn incentive compensation for the quarters ended September 30, 2003 or December 31, 2003.

Related Party Transactions

Related Party Loans

Arbor Commercial Mortgage has a 50% non-controlling interest in a joint venture, which was formed to acquire, develop and/or sell real estate assets. At December 31, 2003, Arbor Commercial Mortgage's investments in this joint venture were approximately $2.6 million. At December 31, 2003, we had a $16.0 million bridge loan outstanding to the joint venture, which is collateralized by a first lien position on a commercial real estate property. There is a limited guarantee on the loan of 50% by our chief executive officer and 50% by the key principal of the joint venture. The loan requires monthly interest payments based on one month LIBOR and matures in May 2006. We have agreed to provide the borrower with additional mezzanine financing in the amount of up to $8.0 million. The mezzanine financing requires interest payments based on one month LIBOR and matures in May 2006. The loan will be funded in two equal installments of $4.0 million. The funding will be drawn down as construction progresses. The interest on the first component, which was funded by Arbor Commercial Mortgage in June 2003 and purchased by us in July 2003, will be earned on the full $4.0 million, while the interest on the second component, of which $1.1 million was funded as of December 31, 2003, will be earned as the $4.0 million is drawn down. This additional financing is secured by a second mortgage lien on the property. Interest income recorded from these loans was approximately $486,000, for the period ended December 31, 2003.

Our $16.0 million bridge loan to the joint venture was contributed by Arbor Commercial Mortgage at book value, which approximates fair value. At the time of contribution, Arbor Commercial Mortgage also agreed to provide a limited guaranty of the loan's principal amount based on any profits realized on its retained 50% interest in the joint venture with the borrower and Arbor Commercial Mortgage's participating interests in borrowers under three other contributed structured finance assets.

At the time of Arbor Commercial Mortgage's origination of three of the structured finance assets that it contributed to us on July 1, 2003 at book value, which approximates fair value, each of the property owners related to these contributed assets granted Arbor Commercial Mortgage participating interests that share in a percentage of the cash flows of the underlying properties. Upon contribution of the structured finance assets, Arbor Commercial Mortgage retained these participating interests and its 50% non-controlling interest in the joint venture to which it had made the $16.0 million bridge loan. Arbor Commercial Mortgage agreed that if any portion of the outstanding amount of any of these four contributed assets (which had an aggregate balance of $48.3 million as of December 31, 2003) is not paid at the its maturity or repurchase date, Arbor Commercial Mortgage will pay us, subject to the limitation described below, the portion of the unpaid amount of the contributed asset up to the total amount then received by Arbor Commercial Mortgage due to the realization of any profits on its retained interests associated with any other of the four contributed assets. However, Arbor Commercial Mortgage will no longer be obligated to make such payments to us when the remaining accumulated principal amount of the four contributed assets, collectively, falls below $5 million and none of the four contributed assets is in default.

As of December 31, 2003, we had a $13.75 million first mortgage loan and a $1.2 million second mortgage loan, each of which bear interest at a variable rate of one month LIBOR plus 4.25% and mature in March 2004, outstanding to a not-for-profit corporation that holds and manages investment property from the endowment of a private academic institution. Two of our directors are members of the board of trustees of the borrower and that institution. Interest income recorded from these loans was approximately $402,000 for the period ended December 31, 2003.

In addition, Arbor Commercial Mortgage received a brokerage fee for services rendered in arranging a loan facility for a borrower. Arbor Commercial Mortgage credited $146,918 of this brokerage fee to us, representing our proportionate share of the loan facility provided to the borrower. This amount is included in other assets at December 31, 2003, and was received in January 2004.

Related Party Formation Transactions

Arbor Commercial Mortgage contributed the majority of its structured finance portfolio to our operating partnership pursuant to a contribution agreement. The contribution agreement contains representations and warranties concerning the ownership and terms of the structured finance assets it contributed and other customary matters. Arbor Commercial Mortgage has agreed to indemnify us and our operating partnership against breaches of those representations and warranties. In connection with its asset contribution Arbor Commercial Mortgage has also agreed to guaranty a portion of the principal amount of four contributed assets in which Arbor Commercial Mortgage has retained a participating interest or a joint venture interest in the borrower.

In exchange for Arbor Commercial Mortgage's asset contribution, we issued to Arbor Commercial Mortgage approximately 3.1 million operating partnership units, each of which Arbor Commercial Mortgage may redeem for one share of our common stock or an equivalent amount in cash, at our election, and approximately 629,000 warrants, each of which entitles Arbor Commercial Mortgage to purchase one additional operating partnership unit at an initial exercise price of $15.00. The operating partnership units and warrants for additional operating partnership units issued to Arbor Commercial Mortgage were valued at approximately $43.9 million at July 1, 2003, based on the price offered to investors in our units in the private placement, adjusted for the initial purchaser's discount. We also granted Arbor Commercial Mortgage certain demand and other registration rights with respect to the shares of common stock issuable upon redemption of its operating partnership units.

Each of the approximately 3.1 million operating partnership units received by Arbor Commercial Mortgage is paired with one share of our special voting preferred stock that entitles the holder to one vote on all matters submitted to a vote of our stockholders. As operating partnership units are redeemed for shares of our common stock or cash an equivalent number of shares of special voting preferred stock will be redeemed and cancelled. As a result of Arbor Commercial Mortgage asset contribution and the related formation transactions, Arbor Commercial Mortgage owns approximately a 28% limited partnership interest in our operating partnership and the remaining 72% interest in our operating partnership is owned by us. In addition, Arbor Commercial Mortgage has approximately 28% of the voting power of our outstanding stock (without giving effect to the exercise of Arbor Commercial Mortgage warrants for additional operating partnership units). Upon consummation of the concurrent offerings, Arbor will hold a 17% limited partnership interest in our operating partnership and 17% of the voting power of our outstanding stock.

We and our operating partnership have entered into a management agreement with Arbor Commercial Mortgage pursuant to which Arbor Commercial Mortgage has agreed to provide us with structured finance investment opportunities and loan servicing as well as other services necessary to operate our business. As discussed above in "— Contractual Commitments," we have agreed to pay our manager an annual base management fee and incentive compensation each fiscal quarter and share with Arbor Commercial Mortgage a portion of the origination fees that we receive on loans we originate with Arbor Commercial Mortgage pursuant to this agreement.

Under the terms of the management agreement, Arbor Commercial Mortgage is also required to provide us with a right of first refusal with respect to all structured finance transactions identified by Arbor Commercial Mortgage or its affiliates. We have agreed not to pursue, and to allow Arbor Commercial Mortgage to pursue, any real estate opportunities other than structured finance transactions. In addition, Mr. Kaufman has entered into a non-competition agreement with us pursuant to which he has agreed not to pursue structured finance investment opportunities, except as approved by our board of directors.

We and our operating partnership have also entered into a services agreement with Arbor Commercial Mortgage pursuant to which our asset management group provides asset management services to Arbor Commercial Mortgage. In the event the services provided by our asset management group pursuant to the agreement exceed by more than 15% per quarter the level of activity anticipated by our board of directors, we will negotiate in good faith with our manager an adjustment to our manager's base management fee under the management agreement, to reflect the scope of the services, the quantity of serviced assets or the time required to be devoted to the services by our asset management group.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and real estate values. The primary market risks that we are exposed to are real estate risk and interest rate risk.

Real Estate Risk

Commercial mortgage assets may be viewed as exposing an investor to greater risk of loss that residential mortgage assets since such assets are typically secured by larger loans to fewer obligors than residential mortgage assets. Multi-family and commercial property values and net operating income derived from such properties are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors), local real estate conditions (such as an oversupply of housing, retail, industrial, office or other commercial space); changes or continued weakness in specific industry segments; construction quality, age and design; demographic factors; retroactive changes to building or similar codes; and increases in operating expenses (such and energy costs). In the event net operating income decreases, a borrower may have difficulty repaying our loans, which could result in losses to us. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay our loans, which could also cause us to suffer losses. Even when the net operating income is sufficient to cover the related property's debt service, there can be no assurance that this will continue to be the case in the future.

Interest Rate Risk

Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control.

Our operating results will depend in large part on differences between the income from our assets and our borrowing costs. Most of our assets and borrowings are variable-rate instruments, based on LIBOR. The objective of this strategy is to minimize the impact of interest rate changes on our net interest income. Many of our loans and borrowings are subject to various interest rate floors. As a result, the impact of a change in interest rates may be different on our interest income than it is on our interest expense. Based on the assets and liabilities as of December 31, 2003, and assuming the balances of these assets and liabilities remain unchanged for the subsequent months, a 1% increase in LIBOR would not materially change our annual net income and cash flows because the principal amount of assets that would be subject to an interest rate adjustment under this scenario are less than the amount of liabilities that would subject to an interest rate adjustment. A 1% decrease in LIBOR would increase our annual net income and cash flows by approximately $1.1 million because the principal amount of assets subject to interest rate floors (and, therefore, would not be subject to a downward interest rate adjustment) exceeds the amount of liabilities subject to interest rate floors. As the size of the portfolio increases and the percentage of borrowings as a percent of assets increases, a change in interest rates may have a negative impact on our net income.

In the event of a significant rising interest rate environment and/or economic downturn, defaults could increase and result in credit losses to us, which could adversely affect our liquidity and operating results. Further, such delinquencies or defaults could have an adverse effect on the spreads between interest-earning assets and interest-bearing liabilities.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE STRUCTURED FINANCE BUSINESS OF ARBOR COMMERCIAL MORTGAGE, LLC AND SUBSIDIARIES

You should read the following discussion in conjunction with the sections of this annual report entitled "Forward-Looking Statements" and "Selected Consolidated Financial Information of the Structured Finance Business of Arbor Commercial Mortgage, LLC and Subsidiaries" and the historical consolidated financial statements of the structured finance business of Arbor Commercial Mortgage, including related notes, included elsewhere in this annual report.

Overview and Basis of Presentation

On July 1, 2003 Arbor Commercial Mortgage contributed a portfolio of structured finance investments and related liabilities to our operating partnership. In addition, certain employees of Arbor Commercial Mortgage related to its structured finance business became our employees. These assets, liabilities and employees represented a substantial portion of Arbor Commercial Mortgage's structured finance business, which historically invested in real estate related bridge and mezzanine loans, preferred equity and other real estate related assets.

The structured finance business of Arbor Commercial Mortgage is not a separate legal entity and the assets and liabilities associated with Arbor Commercial Mortgage's structured finance business are components of a larger business. We obtained the information in the consolidated financial statements included elsewhere in this annual report from Arbor Commercial Mortgage's consolidated historical accounting records.

The structured finance business of Arbor Commercial Mortgage never operated as a separate business segment or division of Arbor Commercial Mortgage, but as an integrated part of Arbor Commercial Mortgage's consolidated business. Accordingly, the statements of revenue and direct operating expenses do not include charges from Arbor Commercial Mortgage for corporate general and administrative expense because Arbor Commercial Mortgage considered such items to be corporate expenses and did not allocate them to individual business units. These expenses included costs for Arbor Commercial Mortgage's executive management, corporate facilities and overhead costs, corporate accounting and treasury functions, corporate legal matters and other similar costs.

The information in the statements of revenue and direct operating expenses include the revenue and direct operating expenses that relate to the structured finance business. Direct operating expenses include interest expense applicable to the funding costs of the structured finance business loans and investments, salaries and related fringe benefit costs, provision for loan losses and other expenses directly associated with revenue-generating activities. Direct operating expenses also include allocations of certain expenses, such as telephone, office equipment rental and maintenance, office supplies and marketing, which were directly associated with the structured finance business and were allocated based on headcount of the structured finance business in relation to the total headcount of Arbor Commercial Mortgage. All of these allocations are based on assumptions that management believes are reasonable under the circumstances.

The consolidated financial statements in this annual report do not include a statement of cash flows because the structured finance business did not maintain a separate cash balance. Other than the debt required to fund the loans and investments of the structured finance business, operating activities of the structured finance business were funded by Arbor Commercial Mortgage.

Since the structured finance business never operated as a separate business division or segment of Arbor Commercial Mortgage, the consolidated financial statements included in this annual report are not intended to be a complete presentation of the historical financial position, results of operations and cash flows of the structured finance business. These consolidated financial statements do not purport to reflect the financial position or results of operations that would have resulted if the structured finance business had operated as a separate company. The historical consolidated financial information included in this annual report is not likely to be indicative of our financial position, results of operations or cash flows for any future period.

Sources of Operating Revenues

We derive our operating revenues primarily from interest received from making real estate related bridge and mezzanine loans and preferred equity investments. We provide bridge loans secured by first lien mortgages on the property to borrowers who are typically seeking short term capital to be used in an acquisition of property. The bridge loans we make typically range in size from $1 million to $25 million and have terms of up to seven years. We provide real property owners with mezzanine loans that are secured by pledges of ownership interests in entities that directly or indirectly control the real property or second mortgages. These loans typically range in size from $2 million to $15 million and have terms of up to seven years. We also make preferred equity investments in entities that directly or indirectly own real property. Interest represented 83% and 93% of total revenue for the six months ended June 30, 2003 and June 30, 2002, respectively. Interest represented 93%, 90% and 94% of total revenue for the years ended December 31, 2002, December 31, 2001 and December 31, 2000, respectively.

We also derive operating revenue from other income that includes several types of income that are recorded upon receipt. Certain of our loans and investments provide for additional payments based on the borrower's operating cash flow, appreciation of the underlying collateral, payments calculated based on timing of when the loan pays off and changes in interest rates. Such amounts are not readily determinable and are recorded as other income upon receipt. Other income also includes the recognition of deferred revenue on loans that prepay, asset management fees related to our loans and investment portfolio and satisfactions on impaired loans in excess of carrying values. Other income represented 17% and 7% of total revenue for the six months ended June 30, 2003 and June 30, 2002, respectively. Other income represented 7%, 10% and 6% of total revenue for the years ended December 31, 2002, December 31, 2001 and December 31, 2000, respectively.

Gain on Sale of Loans and Real Estate and Income from Equity Affiliates

We also derive income from the gain on sale of loans and real estate. We acquire (1) real estate for our own investment and, upon stabilization, disposition at an anticipated return and (2) real estate notes generally at a discount from lenders in situations where the borrower wishes to restructure and reposition its short term debt and the lender wishes to divest certain assets from its portfolio.

In addition, we derive income from equity affiliates relating to joint ventures that Arbor Commercial Mortgage's structured finance business formed with equity partners to lend to, acquire, develop and/or sell real estate assets. These investments are recorded under the equity method. We record our share of net income from the underlying properties invested in through these joint ventures.

Significant Accounting Estimates and Critical Accounting Policies

Set forth below is a summary of the accounting policies that management believes are critical to the preparation of the consolidated financial statements included in this annual report. Certain of the accounting policies used in the preparation of these consolidated financial statements are particularly important for an understanding of the financial position and results of operations presented in the historical consolidated financial statements included in this annual report and require the application of significant judgment by management and, as a result, are subject to a degree of uncertainty.

Real Estate Owned

Real estate owned represents commercial real estate property that the structured finance business of Arbor Commercial Mortgage owns and operates. Such assets are not depreciated and are carried at the lower of cost or fair value less cost to sell. Management reviews its real estate assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Loans and Investments

Loans held for investment are intended to be held to maturity and, accordingly, are carried at cost, net of unamortized loan origination costs and fees, unless such loan or investment is deemed to be impaired.

Arbor Commercial Mortgage's structured finance business historically invested in preferred equity interests that allowed Arbor Commercial Mortgage to participate in a percentage of the underlying property's cash flows from operations and proceeds from a sale or refinancing. At the inception of each such investment, management must determine whether such investment should be accounted for as a loan, joint venture or as real estate. To date, management has determined that all such investments are properly accounted for and reported as loans.

Specific valuation allowances are established for impaired loans based on the fair value of collateral on an individual loan basis. The fair value of the collateral is determined by an evaluation of operating cash flow from the property during the projected holding period, and estimated sales value computed by applying an expected capitalization rate to the stabilized net operating income of the specific property, less selling costs, discounted at market discount rates. If upon completion of the valuation, the fair value of the underlying collateral securing the impaired loan is less than the net carrying value of the loan, an allowance is created with a corresponding charge to the provision for loan losses. The allowance for each loan is maintained at a level believed adequate by management to absorb probable losses.

Revenue Recognition

The revenue recognition policies for Arbor Commercial Mortgage's structured finance business are as follows:

Interest Income. Interest income is recognized on the accrual basis as it is earned. In most instances, the borrower pays an additional amount of interest at the time the loan is closed, an origination fee, and deferred interest upon maturity of the loan. This additional income as well as any direct loan origination costs incurred, is deferred and recognized over the life of the related loan as a yield adjustment. Income recognition is suspended for loans when in the opinion of management a full recovery of income and principal becomes doubtful. Income recognition is resumed when the loan becomes contractually current and performance is demonstrated to be resumed. Several of the loans provide for accrual of interest at specified rates, which differ from current payment terms. Interest is recognized on such loans at the accrual rate subject to management's determination that accrued interest and outstanding principal are ultimately collectible, based on the underlying collateral and operations of the borrower. If management cannot make this determination regarding collectibility, interest income is recognized only upon actual receipt.

Results of Operations

Six Months Ended June 30, 2003 and 2002

Revenue. The following table sets forth the components of revenue:

	Six Months Ended June 30,		Increase	
	2003	2002	Amount	Percent
Interest income	$7,688,465	$7,482,750	$ 205,715	3%
Other income	1,552,414	553,625	998,789	180%
Total revenue	$9,240,879	$8,036,375	$1,204,504	15%

Interest income increased $206,000, or 3%, to $7.7 million for the six months ended June 30, 2003 from $7.5 million for the six months ended June 30, 2002. This increase was primarily due to a 21% increase in the weighted average balance of loans and investment partially offset by a 15% decrease in the weighted average effective interest rate of loans and investments primarily due to a decline in market interest rates. Most of our loans and investments are variable rate instruments based on LIBOR. The negative impact to interest income as a result of the decrease in market interest rates was partially offset by interest rate floors that were in effect on many of our loans and investments.

Other income increased $1.0 million, or 180%, to $1.6 million for the six months ended June 30, 2003 from $554,000 for the six months ended June 30, 2002. This increase was primarily attributable to (a) the partial satisfaction of an impaired loan for an amount $350,000 in excess of the loan's carrying value resulting in the recognition of other income for this amount (b) increased funds received on paid off loans of $337,000 and (c) increased accelerated amortization of revenue of $390,000 on loans with early payoffs.

Expenses. The following table sets forth the components of direct operating expenses:

	Six Months Ended June 30,		Increase/ (Decrease)	
	2003	2002	Amount	Percent
Interest expense	$3,468,275	$3,370,777	$ 97,498	3%
Employee compensation and benefits	1,751,147	1,410,272	340,875	24%
Selling and administrative	458,266	368,253	90,013	24%
Provision for loan losses	60,000	3,195,000	(3,135,000)	(98)%
Total direct operating expenses	$5,737,688	$8,344,302	$(2,606,614)	(31)%

Interest expense increased $97,000, or 3%, to $3.5 million for the six months ended June 30, 2003 from $3.4 million for the six months ended June 30, 2002. This increase is primarily attributable to a 26% increase in the weighted average borrowings partially offset by a 19% decrease in the weighted average effective financing rate primarily due to a decline in market interest rates.

Employee compensation and benefits increased $341,000, or 24%, to $1.8 million for the six months ended June 30, 2003 from $1.4 million for the six months ended June 30, 2002. This increase reflects increased staffing levels associated with the increased loan and investments opportunities.

Selling and administrative expenses increased $90,000, or 24%, to $458,000 for the six months ended June 30, 2003 from $368,000 for the six months ended June 30, 2002. This increase was primarily attributable to operating expenses incurred in 2003 for a real estate owned asset, and increased marketing expenses associated with the growth of the lending and investment activities.

Provision for loan losses decreased $3.1 million, or 98%, to $60,000 for the six months ended June 30, 2003 from $3.2 million for the six months ended June 30, 2002. This decrease was directly attributable to a $3.1 million provision for loan losses recorded in 2002 prior to this loan being foreclosed and reclassified to real estate owned. This provision was recorded to reflect this asset at its estimated fair value.

Gain on Sale of Loans and Real Estate and Income from Equity Affiliates. The following table sets forth our gain on sale of loans and real estate and income from equity affiliates:

	Six Months Ended June 30,		(Decrease)	
	2003	2002	Amount	Percent
Gain on sale of loans and real estate	$1,024,268	$7,006,432	$(5,982,164)	(85)%
Income from equity affiliates	—	$ 601,100	$ (601,100)	—

Gain on sale of loans and real estate decreased $6.0 million, or 85%, to $1.0 million for the six months ended June 30, 2003 from $7.0 million for the six months ended June 30, 2002. This decrease was primarily attributable to a $6.8 million gain on the sale of a joint venture interest in March 2002 partially offset by a $900,000 gain on the partial liquidation of a joint venture interest in 2003.

Income from equity affiliates for the six months ended June 30, 2002 consist of net income from a joint venture interest recognized prior to the sale of that joint venture interest in March 2002.

Years Ended December 31, 2002 and 2001

Revenue. The following table sets forth the components of revenue:

	Year Ended December 31,		(Decrease)	
	2002	2001	Amount	Percent
Interest income	$14,532,504	$14,667,916	$(135,412)	(1)%
Other income	1,090,106	1,668,215	(578,109)	(35)%
Total revenue	$15,622,610	$16,336,131	($713,521)	(4)%

Interest income decreased $135,000, or 1%, to $14.5 million for 2002 from $14.7 million for 2001. This decrease was primarily due to a 16% decrease in the weighted average effective interest rate of loans and investments primarily due to a decline in market interest rates partially offset by a 17% increase in the weighted average balance of loans and investment. Most of our loans and investments are variable rates instruments based on LIBOR. The negative impact to interest income as a result of the decrease in market interest rates was partially offset by interest rate floors that were in effect on many of our loans and investments.

Other income decreased $578,000, or 35%, to $1.1 million for 2002 from $1.7 million for 2001. This decrease was primarily attributable to decreased extension fees earned of $215,000 and decreased funds received on paid off loans of $361,000.

Expenses. The following table sets forth the components of direct operating expenses:

	Year Ended December 31,		Increase/ (Decrease)	
	2002	2001	Amount	Percent
Interest expense	$ 6,586,640	$ 7,029,374	$ (442,734)	(6)%
Employee compensation and benefits	2,827,191	2,888,603	(61,412)	(2)%
Selling and administrative	910,924	839,823	71,101	8%
Provision for loan losses	3,315,000	240,000	3,075,000	1,281%
Total direct operating expenses	$13,639,755	$10,997,800	$2,641,955	24%

Interest expense decreased $443,000, or 6%, to $6.6 million for 2002 from $7.0 million for 2001. This decrease is primarily attributable to a 20% decrease in the weighted average effective financing rate due to a decline in market interest rates partially offset by a 17% increase in the weighted average borrowings.

Employee compensation and benefits remained relatively stable from 2001 to 2002.

Selling and administrative expenses increased $71,000, or 8%, to $911,000 for 2002 from $840,000 for 2001. This increase was primarily attributable to increased legal expenses associated with the asset management and restructuring of our loans and investments portfolio.

Provision for loan losses increased $3.1 million, or 1,281%, to $3.3 million for 2002 from $240,000 for 2001. This increase was directly attributable to a $3.1 million provision for possible loan losses recorded in 2002 prior to this loan being foreclosed on and reclassified as real estate owned. This provision was recorded to reflect this asset at its estimated fair value.

Gain on Sale of Loans and Real Estate and Income from Equity Affiliates. The following table sets forth our gain on sale of loans and real estate and income from equity affiliates:

	Year Ended December 31,		Increase/ (Decrease)	
	2002	2001	Amount	Percent
Gain on sale of loans and real estate	$7,470,999	$3,226,648	$4,244,351	132%
Income from equity affiliates	$ 632,350	$1,403,014	$ (770,664)	(55)%

Gain on sale of loans and real estate increased $4.2 million, or 132%, to $7.5 million for 2002 from $3.2 million for 2001. This increase was primarily attributable to a $6.8 million gain on the sale of a joint venture interest in March 2002 partially offset by a $2.2 million gain from the sale of property from a joint venture interest and a $276,000 decrease in income from the sale of foreclosed loans.

Income from equity affiliates decreased $770,000, or 55%, to $632,000 for 2002 from $1.4 million for 2001. This decrease was primarily attributable to a $868,000 decrease in net income from joint venture interests due to dissolutions of joint ventures in 2001 and 2002, partially offset by a $97,000 increase in net income from other joint venture interest.

Years Ended December 31, 2001 and 2000

Revenue. The following table sets forth the components of revenue:

	Year Ended December 31,		Increase/ (Decrease)	
	2001	2000	Amount	Percent
Interest income	$14,667,916	$10,707,551	$3,960,365	37%
Other income	1,668,215	652,970	1,015,245	155%
Total revenue	$16,336,131	$11,360,521	$4,975,610	44%

Interest income increased $4.0 million, or 37%, to $14.7 million for 2001 from $10.7 million for 2000. This increase was primarily due to a 81% increase in the weighted average balance of loans and investment partially offset by a 24% decrease in the weighted average effective interest rate of loans and investments primarily due to a decline in market interest rates.

Other income increased $1.0 million, or 155%, to $1.7 million for 2001 from $653,000 for 2000. This increase was primarily attributable to increased funds received on paid off loans of $900,000.

Expenses. The following table sets forth the components of direct operating expenses:

	Year Ended December 31,		Increase/ (Decrease)	
	2001	2000	Amount	Percent
Interest expense	$ 7,029,374	$5,518,463	$1,510,911	27%
Employee compensation and benefits	2,888,603	3,026,324	(137,721)	(5)%
Selling and administrative	839,823	442,487	397,336	90%
Provision for loan losses	240,000	240,000	—	—
Total direct operating expenses	$10,997,800	$9,227,274	$1,770,526	19%

Interest expense increased $1.5 million, or 27%, to $7.0 million for 2001 from $5.5 million for 2000. This increase was primarily attributable to a 73% increase in the weighted average borrowings partially offset by a 26% decrease in the weighted average effective financing rate primarily due to a decline in market interest rates.

Employee compensation and benefits decreased $138,000, or 5%, to $2.9 million for 2001 from $3.0 million for 2000. This decrease was primarily attributable to the streamlining of certain levels of management of Arbor Commercial Mortgage's structured finance business.

Selling and administrative expenses increased $397,000, or 90%, to $840,000 in 2001 from $442,000 for 2000. This increase was primarily attributable to increased legal expenses associated with the asset management and restructuring of our loans and investments portfolio.

Provision for loan losses was stable from 2000 to 2001.

Gain on Sale of Loans and Real Estate and Income from Equity Affiliates. The following table sets forth our gain on sale of loans and real estate and income from equity affiliates:

	Year Ended December 31,		Increase/ (Decrease)	
	2001	2000	Amount	Percent
Gain on sale of loans and real estate	$3,226,648	$1,880,825	$ 1,345,823	72%
Income from equity affiliates	$1,403,014	$5,028,835	$(3,625,821)	(72)%

Gain on sale of loans and real estate increased $1.3 million, or 72%, to $3.2 million for 2001 from $1.9 million for 2000. This increase was primarily attributable to a $2.2 million gain from the sale of property from a joint venture interest partially offset by reduced gains on sales of foreclosed loans of $800,000.

Income from equity affiliates decreased $3.6 million, or 72%, to $1.4 million for 2001 from $5.0 million for 2000. This decrease was due to (a) a $3.3 million decrease in net income from a joint venture interest due to the dissolution of the joint venture interest in 2001 and (b) a $353,000 decrease in net income from other joint venture interest.

Pro Forma Effect of Arbor Commercial Mortgage's Asset Contribution on Results of Operations

We were formed in June 2003 to operate as a real estate investment trust and to expand the structured finance business of Arbor Commercial Mortgage. On July 1, 2003, we completed a private placement of our units, each consisting of five shares of our common stock and one warrant to purchase one share of our common stock. Gross proceeds from the private placement totaled $120.2 million. In exchange for a commensurate equity ownership in our operating subsidiary, Arbor Commercial Mortgage contributed $213.1 million of structured finance assets subject to $169.2 million of borrowings supported by $43.9 million of equity. These assets and liabilities were contributed at book value, which approximates fair value, and represent 88% of the assets and 98% of the liabilities of Arbor Commercial Mortgage's structured finance business as of June 30, 2003. In addition, certain employees of Arbor Commercial Mortgage were transferred to us.

We are externally managed and advised by Arbor Commercial Mortgage and pay Arbor Commercial Mortgage a management fee in accordance with the terms of the management agreement. Arbor Commercial Mortgage also sources originations, provides underwriting services and services all structured finance assets on our behalf. As a result, the operating expenses as presented in the historical consolidated financial statements of Arbor Commercial Mortgage's structured finance business would have been affected had we been formed at an earlier time. Employee compensation and benefits expense would have decreased by $895,811 and $1,518,890 for the six months ended June 30, 2003 and year ended December 31, 2002, respectively, because these costs would have been borne by Arbor Commercial Mortgage under terms of the management agreement. Similarly, selling and administrative expense would have decreased by $65,752 and $127,753 for the six months ended June 30, 2003 and year ended December 31, 2002, respectively.

In accordance with the management agreement, we will pay Arbor Commercial Mortgage a management fee, composed of a base management fee and incentive compensation. The base management fee is 0.75% per annum of the first $400 million of equity. The incentive compensation is equal to (1) 25% of the amount that our funds from operations per operating partnership unit, adjusted for certain gains and losses, exceeds the product of (x) 9.5% per annum or the Ten Year U.S. Treasury Rate plus 3.5%, whichever is greater and (y) the weighted average of the book value of the net assets contributed by Arbor Commercial Mortgage to our operating partnership per operating partnership unit, the offering price per share in the private placement, the offering price per share of our common stock in subsequent offerings and the issue price per operating partnership unit for subsequent contributions to our operating partnership, multiplied by (2) the weighted average of our operating partnership's outstanding units.

This pro forma information does not reflect the results of the private placement. However, gross proceeds from the private placement totaled $120.2 million, which combined with Arbor Commercial Mortgage's equity contribution of $43.9 million, resulted in total contributed capital of $164.1 million. Offering expenses of $10.1 million were paid or accrued by us, resulting in stockholders equity and minority interest of $154.0 million as a result of the private placement.

The pro forma consolidated financial information is limited to adjustments that are directly attributable to the private placement, expected to have a continuing impact on us and are factually supportable. These adjustments are based on the assumption that certain compensation and benefits expenses and certain selling and administrative expenses incurred by the structured finance business of Arbor Commercial Mortgage would not have been incurred if we had been in operation during the periods presented. The pro forma financial results do not include what the impact would have been had the gross proceeds from the private placement been available to the structured finance business of Arbor Commercial Mortgage during the entire period. Had these proceeds been available to the structured finance business of Arbor Commercial Mortgage during the entire period, there would have been an impact on certain revenues and expenses, including the management fees payable pursuant to the management agreement. The management fees are calculated based on such factors as funds from operations and equity of our operating partnership, each as defined in the management agreement. Such amounts represent speculative and forward-looking information that is not factually supportable.

The financial statements of the structured finance business of Arbor Commercial Mortgage include the results of operations of the structured finance business segment of Arbor Commercial Mortgage and are not limited to the results of the structured finance assets that were transferred to Arbor Realty Trust. Accordingly, the results of certain investments in equity affiliates that were not transferred to Arbor Realty Trust have been included in the financial statements of the structured finance business of Arbor Commercial Mortgage because they were included in the structured finance business segment even though the operating results from these equity affiliates have not been material to the structured finance business segment as a whole. In addition, Arbor Commercial Mortgage retained certain transactions in its structured finance portfolio with a net book value of approximately $27.8 million, primarily because they were not deemed to be suitable investments for Arbor Realty Trust. Had these retained assets been excluded from the financial statements of the structured finance business of Arbor Commercial Mortgage, additional adjustments to the expense base would have been necessary to estimate what expenses would have been had these assets not been in the portfolio. Such adjustments would have been speculative. Lastly, operating results for assets that matured before the contribution of structured finance assets to Arbor Realty Trust, but were in the portfolio of assets of the structured finance business of Arbor Commercial Mortgage during the reporting period are also included in these statements.

Liquidity and Capital Resources

Liquidity is a measurement of the ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund and maintain loans and investments and other general business needs. On July 1, 2003, Arbor Commercial Mortgage contributed a portfolio of structured finance investments and related liabilities to our operating partnership. In addition, certain employees of Arbor Commercial Mortgage became our employees. These assets, liabilities and employees represented a substantial portion of the structured finance business of Arbor Commercial Mortgage.

On July 1, 2003 we completed the private placement, resulting in gross proceeds of $120.2 million. Gross proceeds from the private placement combined with the concurrent equity contribution by Arbor Commercial Mortgage totaled approximately $164.1 in equity capital.

Subsequent to and as a result of the private placement, substantially all of the operations of the structured finance business of Arbor Commercial Mortgage have been conducted by us. Therefore, a description of the liquidity and capital resources of the structured finance business of Arbor Commercial Mortgage is not presented. A description of our liquidity and capital resources is presented in the section of this annual report entitled "Management's Discussion & Analysis of Financial Condition and Results of Operations of Arbor Realty Trust, Inc. and Subsidiaries — Liquidity and Capital Resources."

Related Party Transactions

Related Party Loans

Arbor Commercial Mortgage has a 50% non-controlling interest in a joint venture, which was formed to acquire, develop and/or sell real estate assets. At June 30, 2003, December 31, 2002 and 2001, Arbor Commercial Mortgage's structured finance business' investments in this joint venture were approximately $2.6 million, $2.3 million and $1.8 million, respectively. This investment is accounted for under the equity method. At June 30, 2003 and December 31, 2002, Arbor Commercial Mortgage had a $16.0 million bridge loan outstanding to the joint venture, which is collateralized by a first lien position on a commercial real estate property. There is a limited guarantee on the loan of 50% by the chief executive officer of Arbor

Commercial Mortgage and 50% by the key principal of the joint venture. The loan requires monthly interest payments based on one month LIBOR and matures in May 2006. Arbor Commercial Mortgage agreed to provide the borrower with additional mezzanine financing in the amount of up to $8.0 million. The mezzanine financing requires interest payments based on one month LIBOR and matures in May 2006. The loan will be funded in two equal installments of $4.0 million. The funding will be drawn down as construction progresses. The interest on the first component, which was funded by Arbor Commercial Mortgage in June 2003, will be earned on the full $4.0 million, while the interest on the second component, which has yet to be funded, will be earned as the $4.0 million is drawn down. This additional financing is secured by a second mortgage lien on the property. In addition, an interest and renovation reserve totaling $2.5 million is in place to cover both the bridge and mezzanine loans. Interest income recorded from these loans was approximately $217,000, $449,000 and $148,000 for the periods ended June 30, 2003, December 31, 2002 and 2001, respectively.

In June 2003, Arbor Commercial Mortgage invested approximately $818,000 in exchange for a 12.5% non-controlling interest in a joint venture, which were formed to acquire, develop and/or sell real estate assets. This investment is accounted for under the equity method. In June, 2003, Arbor Commercial Mortgage made two mezzanine loans secured by a second lien position in the ownership interests of the borrower and the property to these joint ventures totaling $6.0 million outstanding. The loans require monthly interest payments based on one month LIBOR and mature in May 2006. Interest income recorded from these loans was approximately $8,000 for the period ended June 30, 2003.

Related Party Formation Transactions

Arbor Commercial Mortgage contributed the majority of its structured finance portfolio to our operating partnership pursuant to a contribution agreement. The contribution agreement contains representations and warranties concerning the ownership and terms of the structured finance assets it contributed and other customary matters. Arbor Commercial Mortgage has agreed to indemnify us and our operating partnership against breaches of those representations and warranties.

In exchange for Arbor Commercial Mortgage's asset contribution, we issued to Arbor Commercial Mortgage approximately 3.1 million operating partnership units, each of which Arbor Commercial Mortgage may redeem for one share of our common stock or an equivalent amount in cash, at our election, and approximately 629,000 warrants, each of which entitles Arbor Commercial Mortgage to purchase one additional operating partnership unit at an initial exercise price of $15.00. The operating partnership units and warrants for additional operating partnership units issued to Arbor Commercial Mortgage were valued at approximately $43.9 million at July 1, 2003, based on the price offered to investors in our units in the private placement, adjusted for the initial purchaser's discount. We have also granted Arbor Commercial Mortgage certain demand and other registration rights with respect to the shares of common stock issuable upon redemption of its operating partnership units.

Each of the approximately 3.1 million operating partnership units received by Arbor Commercial Mortgage is paired with one share of our special voting preferred stock that entitles the holder to one vote on all matters submitted to a vote of our stockholders. As operating partnership units are redeemed for shares of our common stock or cash an equivalent number of shares of special voting preferred stock will be redeemed and cancelled. As a result of Arbor Commercial Mortgage's asset contribution and the related formation transactions, Arbor Commercial Mortgage owns approximately a 28% limited partnership interest in our operating partnership and the remaining 72% interest in our operating partnership is owned by us. In addition, Arbor Commercial Mortgage has approximately 28% of the voting power of our outstanding stock (without giving effect to the exercise of Arbor Commercial Mortgage's warrants for additional operating partnership units).

We and our operating partnership have entered into a management agreement with Arbor Commercial Mortgage pursuant to which Arbor Commercial Mortgage has agreed to provide us with structured finance investment opportunities and loan servicing as well as other services necessary to operate our business. Arbor Commercial Mortgage is also required to provide us with a right of first refusal with respect to all structured finance identified by Arbor Commercial Mortgage or its affiliates. We have agreed not to pursue, and to allow Arbor Commercial Mortgage to pursue, any real estate opportunities other than structured finance transactions. As discussed above in "Management's Discussion & Analysis of Financial Condition and Results of Operations of Arbor Realty Trust, Inc. and Subsidiaries — Contractual Commitments," we have agreed to pay our manager an annual base management fee and incentive compensation each fiscal quarter and share with Arbor Commercial Mortgage a portion of the origination fees that we receive on loans we originate with Arbor Commercial Mortgage pursuant to this agreement.

We and our operating partnership have also entered into a services agreement with Arbor Commercial Mortgage pursuant to which our asset management group provides asset management services to Arbor Commercial Mortgage. In the event the services provided by our asset management group pursuant to the agreement exceed by more than 15% per quarter the level of activity anticipated by our board of directors, we will negotiate in good faith with our manager an adjustment to our manager's base management fee under the management agreement, to reflect the scope of the services, the quantity of serviced assets or the time required to be devoted to the services by our asset management group.

Quantitative and Qualitative Disclosures about Market Risk

Since the consummation of the private placement and the related formation transactions, substantially all of the operations of the structured finance business of Arbor Commercial Mortgage have been conducted by us. Therefore, quantitative and qualitative disclosures about market risk relating to the structured finance business of Arbor Commercial Mortgage is not presented. A description of market risks relating to our business is presented in the section of this annual report entitled "Management's Discussion & Analysis of Financial Condition and Results of Operations of Arbor Realty Trust, Inc. and Subsidiaries — Quantitative and Qualitative Disclosures about Market Risk."

CHANGE IN ACCOUNTANTS

Grant Thornton LLP was previously the independent accounting firm engaged as the principal accountant to audit the consolidated financial statements of the Structured Finance Business of Arbor Commercial Mortgage and Subsidiaries included in this annual report. On December 15, 2003, we dismissed Grant Thornton LLP. On December 15, 2003, Ernst & Young LLP was selected as our independent public accountants for the fiscal year ending December 31, 2003 to audit the consolidated financial statements of the Structured Finance Business of Arbor Commercial Mortgage for the six months ended June 30, 2003 and the consolidated financial statements of Arbor Realty Trust Inc. and Subsidiaries for the period ended December 31, 2003. The decision to change accountants was recommended by the audit committee to our board of directors and approved by our board of directors.

We were formed on June 24, 2003. Since our formation until December 15, 2003, the date of Grant Thornton LLP's dismissal, and in connection with the audit of the consolidated financial statements of the Structured Finance Business of Arbor Commercial Mortgage and Subsidiaries as of December 31, 2002 and 2001 and for each of the two years in the period ended December 31, 2002, there were no disagreements with Grant Thornton LLP on any matter of accounting principles or practices, consolidated financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement. Also, during such periods there were no reportable events as set forth in Item 304(a)(1)(v) of Regulation S-K.

The audit report of Grant Thornton LLP on the consolidated financial statements of the Structured Finance Business of Arbor Commercial Mortgage and Subsidiaries as of December 31, 2002 and 2001 and for each of the two years ended December 31, 2002, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principals.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS OF ARBOR REALTY TRUST, INC. AND SUBSIDIARIES

All other schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Arbor Realty Trust, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Arbor Realty Trust, Inc. and Subsidiaries (the "Company") as of December 31, 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for the period from June 24, 2003 (Inception) to December 31, 2003. Our audit also included a financial statement schedule listed in the index on page F-1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arbor Realty Trust, Inc. and Subsidiaries at December 31, 2003 and the consolidated results of their operations and their cash flows for period from June 24, 2003 (Inception) to December 31, 2003 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

New York, New York
February 27, 2004

ARBOR REALTY TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	December 31, 2003
Assets:	
Cash	$ 6,115,525
Loans and investments, net	286,036,610
Related party loans, net	35,940,881
Investment in equity affiliates	5,917,542
Other assets	4,153,874
Total assets	$338,164,432
Liabilities and Stockholder's Equity:	
Notes payable and repurchase agreements	$172,528,471
Other liabilities	10,888,245
Total liabilities	183,416,716
Minority interest	43,631,602
Commitments and contingencies	—
Stockholders' equity:	
Preferred stock, $0.01 par value: 100,000,000 shares authorized; 3,146,724 shares issued and outstanding	31,467
Common stock, $0.01 par value: 500,000,000 shares authorized; 8,199,567 shares issued and outstanding	81,996
Additional paid-in capital	112,215,649
Distributions in excess of earnings	(691,865)
Deferred compensation	(521,133)
Total stockholders' equity	111,116,114
Total liabilities and stockholders equity	$338,164,432

See notes to consolidated financial statements.

ARBOR REALTY TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

	Period June 24, 2003 (inception) to December 31, 2003
Revenue:	
Interest income	$10,012,449
Other income	156,502
Total revenue	10,168,951
Expenses:	
Interest expense	1,669,731
Employee compensation and benefits	940,336
Stock based compensation	1,721,367
Selling and administrative	533,697
Management fee	587,734
Total expenses	5,452,865
Income before minority interest	4,716,086
Income allocated to minority interest	1,308,167
Net income	$ 3,407,919
Basic earnings per common share	$ 0.42
Diluted earnings per common share	$ 0.42

See notes to consolidated financial statements.

ARBOR REALTY TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

For the Period June 24, 2003 (Inception) to December 31, 2003

	Preferred Stock Shares	Preferred Stock Par Value	Common Stock Shares	Common Stock Par Value	Additional Paid-in Capital	Distribution in Excess of Earnings	Deferred Compensation	Total
Initial capitalization	—	$ —	67	$ 1	$ 1,004	$ —	$ —	$ 1,005
Issuance of preferred stock	3,146,724	31,467						31,467
Issuance of common stock			8,050,000	81,980	109,972,160			110,054,140
Deferred compensation			149,500	15	2,242,485		(2,242,500)	—
Stock based compensation							1,721,367	1,721,367
Distributions — common stock						(4,099,784)		(4,099,784)
Net income						3,407,919		3,407,919
Balance — December 31, 2003	3,146,724	$31,467	8,199,567	$81,996	$112,215,649	$ (691,865)	$ (521,133)	$111,116,114

See notes to consolidated financial statements.

ARBOR REALTY TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Period June 24, 2003 (inception) to December 31, 2003
Operating activities:	
Net income	$ 3,407,919
Adjustments to reconcile net income to cash provided by operating activities	
Stock based compensation	1,721,367
Minority interest, net	(265,195)
Changes in operating assets and liabilities:	
Other assets	(4,153,874)
Other liabilities	10,127,412
Net cash provided by operating activities	10,837,629
Investing activities:	
Loans and investments originated, net	(184,841,507)
Payoffs and paydowns of loans and investments	75,940,655
Investments in equity affiliates	(5,917,542)
Net cash used in investing activities	(114,818,394)
Financing activities:	
Proceeds from notes payable and repurchase agreements	71,047,671
Payoffs and paydowns of notes payable and repurchase agreements	(67,699,042)
Issuance of preferred stock	31,467
Issuance of common stock	120,200,978
Distributions paid on common stock	(4,099,784)
Offering expenses paid	(9,385,000)
Net cash provided by financing activities	110,096,290
Net increase in cash	6,115,525
Cash at beginning of period	—
Cash at end of period	$ 6,115,525
Non cash investing and financing items:	
Loans and investments, net contributed	$ 213,076,639
Notes payable and repurchase agreements contributed	$ 169,179,843
Accrued offering expenses	$ 760,833
Supplemental cash flow information:	
Cash used to pay interest	$ 1,378,637

See notes to consolidated financial statements.

Note 1 — Description of Business and Basis of Presentation

Arbor Realty Trust, Inc. (the "Company") is a Maryland corporation that was formed in June 2003 to invest in real estate related bridge and mezzanine loans, preferred equity and, in limited cases, discounted mortgage notes and other real estate related assets. The Company has not invested in any discounted mortgage notes for the period presented. The Company conducts substantially all of its operations through the operating partnership, Arbor Realty Limited Partnership ("ARLP").

On July 1, 2003 Arbor Commercial Mortgage, LLC ("ACM") contributed $213.1 million of structured finance assets and $169.2 million of borrowings supported by $43.9 million of equity in exchange for a commensurate equity ownership in ARLP. In addition, certain employees of ACM were transferred to ARLP. These assets, liabilities and employees represent a substantial portion of ACM's structured finance business (the "SF Business"). The Company is externally managed and advised by ACM and pays ACM a management fee in accordance with a management agreement. ACM also sources originations, provides underwriting services and services all structured finance assets on behalf of ARLP.

On July 1, 2003 the Company completed a private equity offering of units, each consisting of five shares of common stock and one warrant to purchase one share of common stock. Gross proceeds from the private financing totaled $120.2 million. Gross proceeds from the private financing combined with the concurrent equity contribution by ACM totaled approximately $164.1 million in equity capital. The Company paid and accrued offering expenses of $10.1 million resulting in stockholders' equity and minority interest of $154.0 million as a result of the private placement.

The consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries, and partnerships or other joint ventures in which the Company holds, directly or indirectly, over fifty percent of the outstanding voting shares. When partnership voting interests are not clearly indicated, the Company reviews other factors to determine control, such as whether the Company is entitled to over 50% of the profits and losses of the partnership. Additionally, for investments in limited partnerships, the Company reviews the rights and obligations of the general partner and the limited partners to determine if in substance the general partner controls such entity. These rights and obligations include such items as whether the limited partner has the right to replace the general partner, approve the sale or refinancing of the partnership assets or approve the acquisition of additional significant partnership assets. In instances where the Company has a majority voting interest but minority partners have significant participation, such as the right to establish operating and capital decisions of the entity, the Company does not consolidate this entity. Based on this criteria, investments in partnerships or joint ventures that the Company does not control are accounted for under the equity method.

Note 2 — Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Loans and Investments

Loans held for investment are intended to be held to maturity and, accordingly, are carried at cost, net of unamortized loan origination costs and fees, unless such loan or investment is deemed to be impaired.

Note 2 — Summary of Significant Accounting Policies (continued)

The Company invests in preferred equity interests that, in some cases, allow the Company to participate in a percentage of the underlying property's cash flows from operations and proceeds from a sale or refinancing. At the inception of each such investment, management must determine whether such investment should be accounted for as a loan, joint venture or as real estate. To date, management has determined that all such investments are properly accounted for and reported as loans.

Specific valuation allowances are established for impaired loans based on the fair value of collateral on an individual loan basis. The fair value of the collateral is determined by an evaluation of operating cash flow from the property during the projected holding period, and estimated sales value computed by applying an expected capitalization rate to the stabilized net operating income of the specific property, less selling costs, discounted at market discount rates.

If upon completion of the valuation, the fair value of the underlying collateral securing the impaired loan is less than the net carrying value of the loan, an allowance is created with a corresponding charge to the provision for loan losses. The allowance for each loan is maintained at a level believed adequate by management to absorb probable losses.

Revenue Recognition

Interest income — Interest income is recognized on the accrual basis as it is earned. In most instances, the borrower pays an additional amount of interest at the time the loan is closed, an origination fee, and deferred interest upon maturity. This additional income, as well as any direct loan origination costs incurred, is deferred and recognized over the life of the related loan as a yield adjustment. Income recognition is suspended for loans when in the opinion of management a full recovery of income and principal becomes doubtful. Income recognition is resumed when the loan becomes contractually current and performance is demonstrated to be resumed. Several of the loans provide for accrual of interest at specified rates, which differ from current payment terms. Interest is recognized on such loans at the accrual rate subject to management's determination that accrued interest and outstanding principal are ultimately collectible, based on the underlying collateral and operations of the borrower. If management cannot make this determination regarding collectibility, interest income is recognized only upon actual receipt.

Other income — Other income represents fees received for loan structuring and miscellaneous asset management fees associated with the Company's loans and investments portfolio.

Gain on Sale of Loans and Real Estate

For the sale of loans and real estate, recognition occurs when all the incidence of ownership passes to the buyer.

Income from Equity Affiliates

The Company may invest in joint ventures that are formed to acquire, develop and/or sell real estate assets. Such investments are recorded under the equity method. The Company records its share of the net income from the underlying properties. The gain or loss on disposition of a joint venture interest is recorded as gain on sale of loans and real estate.

Note 2 — Summary of Significant Accounting Policies (continued)

Income Taxes

The Company intends to elect to be taxed as a REIT and to comply with the provisions of the Internal Revenue Code with respect thereto. A REIT is generally not subject to federal income tax on that portion of its REIT taxable income ("Taxable Income") which is distributed to its stockholders provided that at least 90% of Taxable Income is distributed and provided that certain other requirements are met. The Company intends to distribute an amount at least equal to its Taxable Income, and accordingly, there is no provision for federal income taxes. The Company may be subject to state or local income taxes in certain jurisdictions, and to certain other taxes, such as property, transfer, recording, sales, payroll and excise taxes that are not based on income.

Earnings Per Share

In accordance with the Statement of Financial Accounting standards No. 128 ("SFAS No. 128"), the Company presents both basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, where such exercise or conversion would result in a lower earnings per share amount. In the private offering on July 1, 2003, the Company issued 1,610,000 units, each of which consists of five shares of common stock and a warrant to purchase an additional share of common stock, at $75.00 per unit. The warrants to acquire 1,610,000 shares of common stock have an exercise price of $15.00 per share and expire on July 1, 2005. This exercise price is equal to the price per share of common stock in the private offering and approximates the market value of the common stock at December 31, 2003. Therefore, the assumed exercise of the warrants were not considered to be dilutive for purposes of calculating diluted earnings per share.

Recently Issued Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which requires a variable interest entity ("VIE") to be consolidated by its primary beneficiary ("PB"). The PB is the party that absorbs a majority of the VIE's anticipated losses and/or a majority of the expected returns.

In December 2003, the FASB revised FIN 46 ("FIN 46-R"), delaying the effective date for certain entities created before February 1, 2003 and making other amendments to clarify the application of the guidance. In adopting FIN 46 and in anticipation of adopting FIN 46-R, the Company has evaluated its loans and investments and investments in equity affiliates made to entities created after February 1, 2003 to determine whether they are VIE's. This evaluation resulted in the Company determining that its mezzanine loans, preferred equity investments and investments in equity affiliates were potential variable interests. For each of these investments, the Company has evaluated (1) the sufficiency of the fair value of the entities' equity investments at risk to absorb losses, (2) that as a group the holders of the equity investments at risk have (a) the direct or indirect ability through voting rights to make decisions about the entities' significant activities, (b) the obligation to absorb the expected losses of the entity and their obligations are not protected directly or indirectly, (c) the right to receive the expected residual return of the entity and their rights are not capped, (3) the voting rights of some of these investors are proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected returns of the equity, or both, and (4) that substantially all of the entities' activities do not involve or are not conducted on behalf of an investor that has disproportionately few voting rights. For these investments the

Note 2 — *Summary of Significant Accounting Policies (continued)*

Company has determined that the entities have sufficient equity at risk and, accordingly, they are not VIE's. As such, the Company has continued to account for the mezzanine loans and preferred equity investments and investments in equity investments as a loan, joint venture or real estate, as appropriate.

The Company is still in the process of evaluating its investments made into entities created before February 1, 2003, and a definitive conclusion cannot be reached until the evaluation has been completed.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," an interpretation of FASB Statement of Financial Accounting Standards No. 5 ("SFAS No. 5"), "Accounting for Contingencies," Statement of Financial Accounting Standards No. 57, "Related Party Disclosures," Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" and rescinded FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others, an Interpretation of SFAS No. 5." It requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee regardless of whether the Company receives separately identifiable consideration (i.e., a premium). The new disclosure requirements were effective December 31, 2002. The adoption of FIN 45 did not have a material impact on the Company's Consolidated Financial Statements, nor is it expected to have a material impact in the future.

Note 3 — Loans and Investments

	December 31, 2003
Bridge loans	$127,971,220
Mezzanine loans	124,210,000
Preferred equity investments	33,428,173
Other	1,967,867
	287,577,260
Unearned revenue	(1,540,650)
Loans and investments, net	$286,036,610

Concentration of Borrower Risk

The Company is subject to concentration risk in that, as of December 31, 2003, the unpaid principal balance related to ten loans with three unrelated borrowers represented approximately 41% of total assets. The Company had 33 loans and investments as of December 31, 2003.

In addition, as of December 31, 2003, the Company has a $35.0 million loan which represents approximately 10% of total assets, and two loans secured by one property totaling $45.0 million which represents approximately 13% of total assets. Summarized financial and other information related to these transactions is described below.

On December 12, 2003, the Company originated a $35.0 million mezzanine loan to Prime Outlets Member, LLC ("POM"), an entity formed on that date, which owns and operates 10 factory outlet centers in various states through its direct and indirect ownership interests in special purpose subsidiaries. The loan is secured by a pledge of equity interest in POM's subsidiaries that directly or indirectly own the ten underlying properties. For financial reporting purposes, the activities of these special purpose subsidiaries are consolidated with the financial statements of POM, whose sole purpose is to own and operate these properties.

Note 3 — Loans and Investments (continued)

Summarized consolidated financial information of POM:

Balance Sheet:

	December 31, 2003 (unaudited)
Assets:	
Cash	$ 2,649,711
Net rental real estate	246,669,943
Other assets	72,546,105
Total assets	$321,865,759
Liabilities and equity:	
Notes payable	$181,386,898
Notes payable Arbor	35,000,000
Other liabilities	6,638,162
Total liabilities	223,025,060
Equity	98,840,699
Total liabilities and equity	$321,865,759

Income Statement:

	Period December 12, 2003 to December 31, 2003 (unaudited)
Revenue:	
Rental income	$2,302,090
Reimbursement income	991,845
Other income	460,391
Total revenue	3,754,326
Expenses:	
Operating expenses	1,039,337
Interest expense	583,798
Depreciation and amortization	751,024
Other expenses	416,527
Total expenses	2,790,686
Net income	$ 963,640

Note 3 — Loans and Investments (continued)

Income Statement of Properties prior to Ownership by POM on December 12, 2003:

	Period January 1, 2003 to December 11, 2003 (Unaudited)
Revenue:	
Rental income	$42,770,414
Reimbursement income	18,427,429
Other income	8,553,588
Total revenue	69,751,431
Expenses:	
Operating expenses	19,309,791
Interest expense	10,846,357
Depreciation and amortization	13,953,242
Other expenses	7,738,634
Total expenses	51,848,024
Net income	$17,903,407

The Company originated a $30 million mezzanine loan to 450 Partners Mezz III LLC, a wholly-owned subsidiary of 450 Westside Partners, LLC and the owner of 100% of the outstanding membership interests in 450 Partners Mezz II LLC, and a $15 million mezzanine loan to 450 Partners Mezz II LLC, the owner of 100% of the outstanding membership interests of 450 Partners Mezz I LLC, on December 31, 2003. 450 Partners Mezz I LLC owns 100% of the outstanding membership interests in 450 Partners LLC which owns a 1.7 million square foot office building in New York. The proceeds from the Company's mezzanine loans were used to recapitalize and refinance this property. The Company's $30 million and $15 million mezzanine loans are secured by a pledge of 100% of the membership interests in 450 Partners Mezz II LLC and 450 Partners Mezz I LLC, respectively. For financial reporting purposes, the activities of 450 Partners LLC, 450 Partners Mezz I LLC, 450 Partners Mezz II LLC and 450 Partners Mezz III LLC are consolidated with the financial statements of 450 Westside Partners, LLC, whose sole purpose is to own and operate this property, through its direct and indirect ownership interests in these special purpose subsidiaries.

Note 3 — Loans and Investments (continued)

Summarized consolidated financial information of 450 Westside Partners, LLC:

Balance Sheet:

	December 31, 2003 (unaudited)
Assets:	
Real estate assets	$340,653,689
Total assets	$340,653,689
Liabilities and equity:	
Senior mortgages	270,000,000
Arbor loans	45,000,000
Total liabilities	315,000,000
Equity	25,653,689
Total liabilities and equity	$340,653,689

Income Statement of Property prior to Assignment on December 31, 2003:

	Year ended December 31, 2003 (Unaudited)
Revenue:	
Rental income	$23,994,949
Reimbursement income	12,248,198
Other income	51,125
Total revenue	36,294,272
Expenses:	
Operating expenses	18,123,778
Interest expense	11,803,286
Depreciation and Amortization	4,020,512
Total expenses	33,947,576
Net income	$ 2,346,696

Geographic Concentration Risk

As of December 31, 2003, 32%, 14%, 12%, 8% and 8% of the outstanding balance of the structured finance investments of the Company had underlying properties in New York, Maryland, Florida, Nevada and New Jersey, respectively.

Note 4 — Investment in Equity Affiliates

At December 31, 2003, the Company had approximately $5.9 million of investments in equity affiliates, which are described below.

In June 2003, ACM invested approximately $818,000 in exchange for a 12.50% preferred interest in a joint venture, which owns and operates two commercial properties. The Company purchased this

Note 4 — Investment in Equity Affiliates (continued)

investment from ACM in August 2003. The Company accounts for this investment under the equity method. In addition, as of December 31, 2003, the Company had a $4.8 million bridge loan and a $3.5 million mezzanine loan outstanding to affiliated entities of the joint venture. The loans require monthly interest payments based on one month LIBOR and mature in November 2006 and June 2006, respectively.

In December 2003, the Company invested approximately $2.1 million in exchange for a 50% non-controlling interest in a joint venture, which owns 15% of a real estate holding company that owns and operates factory outlet centers. The Company accounts for this investment under the equity method. In addition, as of December 31, 2003, the Company had a $35.0 million mezzanine loan outstanding to an affiliate entity of the joint venture. The loan requires monthly interest payments based on one month LIBOR and matures in January 2006. In addition, the Company has a 16⅔% carried profits interest in the borrowing entity.

As of December 31, 2003, the Company had two mezzanine loans totaling $45 million outstanding to a borrower who used the proceeds to acquire and renovate an office building. The loans require monthly interest payments based on one month LIBOR and mature in January 2006. In addition, as of December 31, 2003, the Company had a $3.0 million equity interest in an affiliate of the borrower. The Company accounts for this investment under the equity method. This interest was sold in January 2004. The Company retained participating profits interests in several affiliates of the borrower aggregating approximately 24%.

Note 5 — Notes Payable and Repurchase Agreements

The Company utilizes warehouse lines of credit and repurchase agreements to finance its loans and investments. Borrowings underlying these arrangements are secured by substantially all the Company's loans and investments.

	December 31, 2003
Structured transaction facility, financial institution, $250 million committed line, expiration June 2006, interest rate variable based on one-month LIBOR; the weighted average note rate was 3.54%	$ 58,630,626
Repurchase agreement, financial institution, $100 million committed line, expiration January 2004, interest is variable based on one-month LIBOR; the weighted average note rate was 3.41%	63,722,845
Promissory note, financial institution, expiration April 2004, interest is variable based on one-month LIBOR; the weighted average note rate was 3.74%	28,300,000
Promissory note, financial institution, expiration March 2004, interest is variable based on one-month LIBOR; the weighted average note rate was 3.67%	21,875,000
Repurchase agreement, financial institution, $150 million committed line, expiration December 2006, interest is variable based on one-month LIBOR	—
Repurchase agreement, financial institution, $50 million committed line, expiration November 2005, interest rate variable based on one-month LIBOR	—
Notes payable and repurchase agreements	$172,528,471

Note 5 — Notes Payable and Repurchase Agreements (continued)

The $250 million structured transaction facility contains profit-sharing arrangements between the Company and the lender which provide for profit sharing percentages ranging from 17.5% to 45% of net interest income of the loans and investments financed. This cost is included in interest expense.

Each of the credit facilities contains various financial covenants and restrictions, including minimum net worth and debt-to-equity ratios. The Company is in compliance with all covenants and restrictions for the period presented.

In January 2004, the Company transferred the financing associated with the loans in the two promissory notes to the $150 million repurchase agreement.

In February 2004, the Company entered into an amendment to the $100.0 million master repurchase agreement, which extended this facility until December 31, 2004. Under the terms of this amendment, $3.2 million of borrowings related to a $4.3 million preferred equity investment must be repaid by March 31, 2004. In addition, the interest rates on the borrowings related to a $19.3 million preferred equity investment, an $8.8 million bridge loan and a $9.1 million bridge loan were adjusted to one month LIBOR plus 3.50%, 2.25% and 2.50%, respectively. The Company does not believe the revised terms will have a material impact on the results of operations.

Note 6 — Minority Interest

On July 1, 2003 ACM contributed $213.1 million of structured finance assets and $169.2 million of borrowings supported by $43.9 million of equity in exchange for a commensurate equity ownership in ARLP, the Company's operating partnership. This transaction was accounted for as minority interest and entitles ACM to a 28% profits interest in the Company which is recorded under the equity method.

Note 7 — Commitments and Contingencies

Litigation

In the normal course of business, the Company is subject to various legal proceedings and claims, the resolution of which, in management's opinion, will not have a material adverse effect on the financial position or the results of operations of the Company.

Note 8 — Stockholders' Equity

Common Stock

The Company's charter provides for the issuance of up to 500 million shares of common stock, par value $0.01 per share, and 100 million shares of preferred stock, par value $0.01 per share.

The Company was incorporated in June 2003 and was initially capitalized through the sale of 67 shares of common stock for $1,005.

On July 1, 2003 the Company completed a private placement for the sale of 1,610,000 units (including an over-allotment option), each consisting of five shares of the Company's common stock and one warrant to purchase one share of common stock, at $75.00 per unit, for proceeds of approximately $110.1 million, net of expenses. 8,050,000 shares of common stock were sold in the offering. In addition, the Company issued 149,500 shares of stock under the stock incentive plan as described below under "Deferred Compensation."

Note 8 — Stockholders' Equity (continued)

Deferred Compensation

The Company has a stock incentive plan, under which the board of directors has the authority to issue shares of stock to certain directors, officers and employees of the Company and ACM. Under the stock incentive plan, 185,000 shares of common stock were reserved for issuance pursuant to restricted stock awards. 147,500 restricted stock awards were made upon consummation of the private placement of units on July 1, 2003 and 2,000 restricted stock awards were made subsequently to certain directors. As of December 31, 2003, 149,500 shares of restricted stock were awarded and were outstanding. Of the shares awarded, two-thirds vested immediately and the remaining one-third will vest ratable over three years on the anniversary date of the initial award. Dividends will be paid on the restricted shares as dividends are paid on shares of the Company's common stock whether or not they are vested. For accounting purposes, the Company measures the compensation costs for these shares as of the date of the grant, with subsequent remeasurement for any unvested options with such amounts expensed against earnings, at the grant date (for the portion that vest immediately) or ratably over the respective vesting periods. The Company accounts for the stock incentive plan to employees of the Company and employees of ACM under the fair value method. Fair value at the grant date was $15.00 per share, which was based on the selling price of the common stock offered in our private equity offering. For the period from June 24, 2003 (inception) to December 31, 2003, compensation expense related to this plan totaled $1,721,367. Such amounts appear on the Company's Consolidated Income Statement under "stock-based compensation expense."

Warrants

In connection with the private placement of units by the Company on July 1, 2003, the Company issued warrants to acquire 1,610,000 shares of common stock, as adjusted for dilution, at $15.00 per share. These warrants expire on July 1, 2005.

Preferred Stock

Concurrent with the formation of the Company, ACM contributed a portfolio of structured finance investments and related debt to ARLP, the operating partnership of the Company, in exchange for 3,146,724 units of limited partnership interest in ARLP and warrants to purchase an additional 629,345 operating partnership units. Concurrently, the Company, ARLP and ACM entered into a pairing agreement. Pursuant to the pairing agreement, each operating partnership unit issued to ACM and issuable to ACM upon exercise of its warrants for additional operating partnership units in connection with the contribution of initial assets was paired with one share of the Company's special voting preferred stock. The preferred stock was issued to ACM by the Company in exchange for a capital contribution in the amount of $31,467. Each share of special voting preferred stock entitles the holder to one vote on all matters submitted to a vote of the Company's stockholders. A holder of special voting preferred stock will not be entitled to any regular or special dividend payments or other distributions, other than a $0.01 per share liquidation preference. The Company has classified and designated 5,000,000 shares of its 100,000,000 authorized shares of preferred stock as special voting preferred stock.

Note 9 — Fair Value of Financial Instruments

The following table summarizes the carrying values and the estimated fair values of financial instruments as of December 31, 2003. Fair value estimates are dependent upon subjective assumptions and involve significant uncertainties resulting in variability in estimates with changes in assumptions.

	December 31, 2003	
	Carrying Value	Estimated Fair Value
Financial assets:		
Loans and investments, net	$286,036,610	$286,036,610
Related party loans, net	35,940,881	35,940,881
Financial liabilities:		
Notes payable and repurchase agreements	172,528,471	172,528,471

The following methods and assumptions were used by the Company in estimating the fair value of each class of financial instrument:

Loans and Investments, Net: Fair values of variable-rate loans and investments with no significant change in credit risk are based on carrying values. Fair values of other loans and investments are estimated using discounted cash flow methodology, using discount rates, which, in the opinion of management, best reflect current market interest rates that would be offered for loans with similar characteristics and credit quality.

Related Party Loans, Net: Fair values of variable-rate loans and investments with no significant change in credit risk are based on carrying values. Fair values of other loans and investments are estimated using discounted cash flow methodology, using discount rates, which, in the opinion of management, best reflect current market interest rates that would be offered for loans with similar characteristics and credit quality.

Notes Payable and Repurchase Agreements: Fair values approximate the carrying values reported in the balance sheets.

Note 10 — Related Party Transactions

Related Party Loans:

	December 31, 2003
Bridge loans	$30,809,391
Mezzanine loans	5,131,490
Related party loans, net	$35,940,881

ACM has a 50% non-controlling interest in a joint venture, which was formed to acquire, develop and/or sell real estate assets. At December 31, 2003, ACM's investment in this joint venture was approximately $2.6 million. At December 31, 2003, the Company had a $16.0 million bridge loan outstanding to the joint venture, which is collateralized by a first lien position on a commercial real estate property. There is a limited guarantee on the loan of 50% by the chief executive officer of the Company and 50% by the key principal of the joint venture. The loan requires monthly interest payments based on one month LIBOR and matures in May 2006. The Company has agreed to provide the borrower with additional mezzanine financing in the amount of up to $8.0 million. The mezzanine financing requires interest payments based on one month LIBOR and matures in May 2006. The loan will be funded in two

Note 10 — Related Party Transactions (continued)

equal installments of $4.0 million. The funding will be drawn down as construction progresses. The interest on the first component, which was funded by ACM in June 2003 and was purchased by the Company in July 2003, will be earned on the full $4.0 million, while the interest on the second component, of which $1.1 million was funded as of December 31, 2003, is earned as the $4.0 million is drawn down. This additional financing is secured by a second mortgage lien on the property. Interest income recorded from these loans was approximately $486,000, for the period ended December 31, 2003.

The Company's $16.0 million bridge loan to the joint venture was contributed by ACM as one of the structured finance assets contributed to the Company on July 1, 2003 at book value, which approximates fair value. At the time of contribution, ACM also agreed to provide a limited guarantee of the loan's principal amount based any profits realized on its retained 50% interest in the joint venture with the borrower and ACM's participating interests in borrowers under three other contributed structured finance assets.

At the time of ACM's origination of three of the structured finance assets that it contributed to the Company on July 1, 2003 at book value, which approximates fair value, each of the property owners related to these contributed assets granted ACM participating interests that share in a percentage of the cash flows of the underlying properties. Upon contribution of the structured finance assets, ACM retained these participating interests and its 50% non-controlling interest in the joint venture to which it had made the $16.0 million bridge loan. ACM agreed that if any portion of the outstanding amount of any of these four contributed assets is not paid at its maturity or repurchase date, ACM will pay to the Company, subject to the limitation described below, the portion of the unpaid amount of the contributed asset up to the total amount then received by ACM due to the realization of any profits on its retained interests associated with any other of the four contributed assets (which had an aggregate balance of $48.3 million as of December 31, 2003). However, ACM will no longer be obligated to make such payments to the Company when the remaining accumulated principal amount of the four contributed assets, collectively, falls below $5 million and none of the four contributed assets is in default.

As of December 31, 2003, we had a $13.75 million first mortgage loan and a $1.2 million second mortgage loan (of which $1.1 million was funded as of December 31, 2003), each of which bears interest at a variable rate of one month LIBOR plus 4.25% and matures in March 2004, outstanding to a not-for-profit corporation that holds and manages investment property from the endowment of a private academic institution. Two of our directors are members of the board of trustees of the borrower and that institution. Interest income recorded from these loans was approximately $402,000 for the period ended December 31, 2003.

ACM received a brokerage fee for services rendered in arranging a loan facility for a borrower. A portion of the loan facility was provided by the Company. The Company was credited $146,918 of this brokerage fee which represented the Company's proportionate share of the loan facility provided to the borrower and is included in other assets at December 31, 2003, which was received in January 2004.

Note 11 — Management Agreement

The Company and ARLP have entered into a management agreement with ACM which has an initial term of two years with automatic one year extensions, subject to certain termination rights. After the initial two year term, the Company will be able to terminate the management agreement without cause for any reason upon six months' prior written notice to ACM. If the Company terminates the management agreement without cause, or gives ACM notice of non-renewal, in order to manage its operations internally, the Company will be required to pay ACM a termination fee equal to the base management fee and the incentive compensation earned by ACM during the 12-month period preceding the termination. If, without cause, the

Note 11 — Management Agreement (continued)

Company terminates the management agreement or elects not to renew it for any other reason, the Company will be required to pay ACM a termination fee equal to two times the base management fee and the incentive compensation earned by ACM during the 12-month period preceding the termination.

The Company's chief executive officer is also ACM's chief executive officer and controlling equity owner. ACM has agreed to provide the Company with structured finance investment opportunities and loan servicing as well as other services necessary to operate its business. The Company's chief executive officer, chief financial officer and general counsel and secretary are not employees of the Company. The Company relies to a significant extent on the facilities and resources of ACM to conduct its operations. The management agreement requires ACM to manage the business affairs in conformity with the policies and the general investment guidelines that are approved and monitored by the Company's board of directors. ACM's management of the Company is under the direction or supervision of the Company's board of directors.

For performing services under the management agreement, the Company will pay ACM an annual base management fee payable monthly in cash as a percentage of ARLP's equity and equal to 0.75% per annum of the equity up to $400 million, 0.625% per annum of the equity from $400 million to $800 million and 0.50% per annum of the equity in excess of $800 million. For purposes of calculating the base management fee, equity equals the month end value computed in accordance with generally accepted accounting principles of (1) total partners' equity in ARLP, plus or minus (2) any unrealized gains, losses or other items that do not affect realized net income.

The Company will also pay ACM incentive compensation each fiscal quarter, calculated as (1) 25% of the amount by which (a) ARLP's funds from operations per unit of partnership interest in ARLP, adjusted for certain gains and losses, exceeds (b) the product of (x) 9.5% per annum or the Ten Year U.S. Treasury Rate plus 3.5%, whichever is greater, and (y) the weighted average of book value of the net assets contributed by ACM to ARLP per ARLP partnership unit, the offering price per share of the Company's common equity in the private offering on July 1, 2003 and subsequent offerings and the issue price per ARLP partnership unit for subsequent contributions to ARLP, multiplied by (2) the weighted average of ARLP's outstanding partnership units. At least 25% of this incentive compensation is paid to ACM in shares of the Company's common stock, subject to ownership limitations in the Company's charter. With respect to all loans and investments originated during the term of the management agreement, the Company has also agreed with ACM that the Company will pay ACM an amount equal to 100% of the origination fees paid by the borrower up to 1% of the loan's principal amount.

The incentive compensation will be measured annually in arrears; provided, however, ACM shall receive quarterly installments thereof in advance. The quarterly installments will be calculated based on the results for the period of twelve months ending on the last day of the fiscal quarter with respect to which such installment is payable. Each quarterly installment payment will be deemed to be an advance of a portion of the incentive fee payable for the year. At least 25% of this incentive compensation fee is paid to ACM in shares of the Company's common stock. For purposes of determining the number of shares to be paid to ACM to satisfy the common stock portion of the incentive management fee prior to the date the Company's shares are publicly traded, each common share shall have a value equal to the book value per common share on the last day of the fiscal quarter with respect to which the incentive fee is being paid. For purposes of determining the number of shares to be paid to ACM to satisfy the common stock portion of the incentive management fee from and after the date the Company's common shares are publicly traded, each common share shall have a value equal to the average closing price per common share based on the last twenty days of the fiscal quarter with respect to which the incentive fee is being paid. The incentive compensation fee will be accrued as it is earned. In accordance with Issue 4(b) of EITF 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring,

Note 11 — Management Agreement (continued)

or in Conjunction with Selling, Goods or Services," the expense incurred for incentive fee to be paid in common stock is determined using the amount of stock calculated as noted above and the quoted market price of the stock on the last day of each quarter. At December 31, we will remeasure the incentive fee expense paid to ACM in shares of the company's common stock in accordance with the guidance provided by Issue 4(a) of EITF 96-8, which discusses how to measure at the measurement date when certain terms are not known prior to the measurement date. Accordingly, expense recorded related to common stock issues as a portion of incentive fee is adjusted to reflect the fair value of the stock on the measurement date when the final calculation of total incentive fee is determined. In the event the calculated incentive compensation for the full year is an amount less than the total of the installment payments made to ACM for the year, ACM will refund to the Company the amount of such overpayment in cash regardless of whether such installments were paid in cash or common stock. In such case, the Company would record a negative incentive fee expense in the quarter when such overpayment is determined. No incentive compensation was earned or paid in the period from June 24, 2003 (inception) to December 31, 2003.

ACM is responsible for all costs incident to the performance of its duties under the management agreement, including compensation of its employees, rent for facilities and other "overhead" expenses. The Company is required to pay or reimburse ACM for all expenses incurred on behalf of the Company in connection with the raising of capital or the incurrence of debt, interest expenses, taxes and license fees, litigation and extraordinary or non recurring expenses.

Under the terms of the management agreement, ACM is also required to provide the Company with a right of first refusal with respect to all structured finance transactions identified by ACM or its affiliates. The Company has agreed not to pursue, and to allow ACM to pursue, any real estate opportunities other than structured finance transactions. In addition, ACM's chief executive officer, Ivan Kaufman, has entered into a non-competition agreement with the Company pursuant to which he has agreed not to pursue structured finance investment opportunities, except as approved by the board of directors of the Company.

Note 12 — Distributions

In order to qualify as a REIT, the Company must currently distribute at least 90% of its taxable income and must distribute 100% of its taxable income in order not to be subject to corporate federal income taxes on retained income. The Company anticipates it will distribute all of its taxable income to its stockholders. Because taxable income differs from cash flow from operations due to non-cash revenues or expenses (such as depreciation), in certain circumstances, the Company may generate operating cash flow in excess of its distributions or, alternatively, may be required to borrow to make sufficient distribution payments.

The Company made distributions of $0.25 per share of common stock, payable with respect to the three months ended September 30, 2003 and the three months ended December 31, 2003, to stockholders of record at the close of business on November 5, 2003 and December 19, 2003, respectively.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS OF THE STRUCTURED FINANCE BUSINESS OF ARBOR COMMERCIAL MORTGAGE, LLC AND SUBSIDIARIES

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
Arbor Commercial Mortgage, LLC

We have audited the accompanying consolidated statements of assets and liabilities of the Structured Finance Business (the "SF Business" or the "Company") of Arbor Commercial Mortgage, LLC and Subsidiaries ("ACM") as of December 31, 2002 and 2001, and the related consolidated statements of revenue and direct operating expenses for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of ACM's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Registration Statement on Form S-11 of Arbor Realty Trust, Inc. and do not purport to be a complete presentation of the assets and liabilities or results of operations that would have resulted if the SF Business had operated as an unaffiliated independent company.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets and liabilities of the SF Business of ACM as of December 31, 2002 and 2001, and the revenue and direct operating expenses for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

New York, New York
October 23, 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Arbor Commercial Mortgage, LLC

We have audited the accompanying consolidated statement of revenue and direct operating expenses of the Structured Finance Business (the "SF Business") or (the "Company") of Arbor Commercial Mortgage, LLC and Subsidiaries ("ACM") for the six month period ended June 30, 2003. This financial statement is the responsibility of ACM's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

The accompanying financial statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Registration Statement on Form S-11 of Arbor Realty Trust, Inc. and does not purport to be a complete presentation of the results of operations that would have resulted if the SF Business had operated as an unaffiliated independent company.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the revenue and direct operating expenses of the SF Business of ACM for the six month period ended June 30, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young

New York, New York
February 27, 2004

THE STRUCTURED FINANCE BUSINESS OF ARBOR COMMERCIAL MORTGAGE, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

	December 31, 2002	December 31, 2001
Assets:		
Loans and investments, net	$172,142,511	$160,183,066
Related party loans, net	15,952,078	15,880,207
Investment in equity affiliates	2,586,026	2,957,072
Real estate owned	7,258,931	—
Other assets	2,623,690	4,693,402
Total assets	$200,563,236	$183,713,747
Liabilities:		
Notes payable and repurchase agreements	$141,836,477	$132,409,735
Other liabilities	2,444,329	1,676,566
Total liabilities	144,280,806	134,086,301
Commitments and contingencies	—	—
Net assets	$ 56,282,430	$ 49,627,446

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF REVENUE AND DIRECT OPERATING EXPENSES

	Six Months Ended June 30,	Year Ended December 31,	
	2003	2002	2001
Revenue:			
Interest income	$7,688,465	$14,532,504	$14,667,916
Other income	1,552,414	1,090,106	1,668,215
Total revenue	9,240,879	15,622,610	16,336,131
Direct operating expenses:			
Interest expense	3,468,275	6,586,640	7,029,374
Employee compensation and benefits	1,751,147	2,827,191	2,888,603
Selling and administrative	458,266	910,924	839,823
Provision for loan losses	60,000	3,315,000	240,000
Total direct operating expenses	5,737,688	13,639,755	10,997,800
Revenue in excess of direct operating expenses before gain on sales of loans and real estate and income from equity affiliates	3,503,191	1,982,855	5,338,331
Gain on sale of loans and real estate	1,024,268	7,470,999	3,226,648
Income from equity affiliates	—	632,350	1,403,014
Revenue, gain on sale of loans and real estate and income from equity affiliates in excess of direct operating expenses	$4,527,459	$10,086,204	$ 9,967,993

See notes to consolidated financial statements.

Note 1 — Description of Business and Basis of Presentation

On July 1, 2003 Arbor Commercial Mortgage, LLC ("ACM") contributed a portfolio of structured finance investments and related debt to Arbor Realty Limited Partnership ("ARLP"), the operating partnership of Arbor Realty Trust, Inc. ("ART"). In addition, certain employees of ACM were transferred to ARLP. These assets, liabilities and employees represent a substantial portion of ACM's structured finance business ("SF Business") or (the "Company"). Through its SF Business, ACM invests in real estate related bridge and mezzanine loans, preferred equity and other real estate related assets.

The SF Business of Arbor Commercial Mortgage, LLC is not a legal entity and the assets and liabilities associated with the SF Business are components of a larger business. Accordingly, the information included in the accompanying consolidated financial statements has been obtained from ACM's consolidated historical accounting records. The SF Business never operated as a separate business entity or division of ACM but rather as an integrated part of ACM's consolidated business. Accordingly, the statements of revenue and direct operating expenses do not include charges from ACM for corporate general and administrative expense because ACM considered such items to be corporate expenses and did not allocate them to individual business units. Such expenses included costs for ACM's executive management, corporate facilities and overhead costs, corporate accounting and treasury functions, corporate legal matters and other similar costs.

The statements of revenue and direct operating expenses include the revenue and direct operating expenses that relate to the SF Business. Direct operating expenses include interest expense applicable to the funding costs of the SF Business loans and investments, salaries and related fringe benefit costs, provision for loan losses and other expenses directly associated with revenue-generating activities. Direct operating expenses also include allocations of certain expenses, such as telephone, office equipment rental and maintenance, office supplies and marketing, which were directly associated with the SF Business and were allocated based on headcount of the SF Business in relation to the total headcount of ACM. All of these allocations are based on assumptions that management believes are reasonable under the circumstances.

A statement of cash flows is not presented because the SF Business did not maintain a separate cash balance. Other than the debt required to fund the loans and investments made by the SF Business, its operating activities were funded by ACM. Because the SF Business never operated as a separate business or division of ACM, the accompanying consolidated financial statements are not intended to be a complete presentation of the historical financial position, results of operations and cash flows of the SF Business. The historical operating results of the SF Business may not be indicative of the future operating results of ART. The accompanying consolidated financial statements were prepared for inclusion in the Form S-11 of ART and do not purport to reflect the assets and liabilities or results of operations that would have resulted if the SF Business had operated as an unaffiliated independent company.

The consolidated financial statements include the financial statements of ACM, its wholly owned subsidiaries, and partnerships or other joint ventures in which ACM holds, directly or indirectly, over fifty percent of the outstanding voting shares. When partnership voting interest are not clearly indicated, ACM reviews other factors to determine control, such as whether ACM is entitled to over 50% of the profits and losses of the partnership. Additionally, for investments in limited partnerships, ACM reviews the rights and obligations of the general partner and the limited partners to determine if in substance the general partner controls such entity. These rights and obligations include such items as whether the limited partner has the right to replace the general partner, approve the sale or refinancing of the partnership assets or approve the acquisition of additional significant partnership assets. In instances where AMC has

Note 1 — Description of Business and Basis of Presentation (continued)

a majority voting interest but minority partners have significant participation, such as the right to establish operating and capital decisions of the entity, ACM does not consolidate this entity. Based on this criteria, investments in partnerships or joint ventures that ACM does not control are accounted for under the equity method.

Note 2 — Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Real Estate Owned

Real estate owned represents commercial real estate property acquired through foreclosure or deed in lieu of foreclosure that the SF Business owns and operates. Such assets are classified as held for sale and not depreciated. They are carried at the lower of cost or fair value less cost to sell. The Company reviews its real estate assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Loans and Investments

Loans held for investment are intended to be held to maturity and, accordingly, are carried at cost, net of unamortized loan origination costs and fees, unless such loan or investment is deemed to be impaired.

The SF Business invests in preferred equity interests that allow the SF Business to participate in a percentage of the underlying property's cash flows from operations and proceeds from a sale or refinancing. At the inception of each such investment, management must determine whether such investment should be accounted for as a loan, joint venture or as real estate. To date, management has determined that all such investments are properly accounted for and reported as loans.

Specific valuation allowances are established for impaired loans based on the fair value of collateral on an individual loan basis. The fair value of the collateral is determined by an evaluation of operating cash flow from the property during the projected holding period, and estimated sales value computed by applying an expected capitalization rate to the stabilized net operating income of the specific property, less selling costs, discounted at market discount rates. If upon completion of the valuation, the fair value of the underlying collateral securing the impaired loan is less than the net carrying value of the loan, an allowance is created with a corresponding charge to the provision for loan losses. The allowance for each loan is maintained at a level believed adequate by management to absorb probable losses.

Note 2 — Summary of Significant Accounting Policies (continued)

Revenue Recognition

The revenue recognition policies of the SF Business are as follows:

Interest income — Interest income is recognized on the accrual basis as it is earned. In most instances, the borrower pays an origination fee, an additional amount of interest at the time the loan is closed, and deferred interest upon maturity of the loan. This additional income, as well as any direct loan origination costs incurred, is deferred and recognized over the life of the related loan as a yield adjustment. Income recognition is suspended for loans when in the opinion of management a full recovery of income and principal becomes doubtful. Income recognition is resumed when the loan becomes contractually current and performance is demonstrated to be resumed Several of the loans provide for accrual of interest at specified rates, which differ from current payment terms. Interest is recognized on such loans at the accrual rate subject to management's determination that accrued interest and outstanding principal are ultimately collectible, based on the underlying collateral and operations of the borrower. If management cannot make this determination regarding collectibility, interest income is recognized only upon actual receipt.

Other income — Other income includes several types of income which are recorded upon receipt. Certain of the Company's loans and investments provide for additional payments based on the borrower's operating cash flow, appreciation of the underlying collateral, payments calculated based on the timing of when the loan pays off and changes in interest rates. Such amounts are not readily determinable and are recorded as other income upon receipt.

Gain on Sale of Loans and Real Estate

For the sale of loans and real estate, recognition occurs when all the incidence of ownership passes to the buyer.

Income from Equity Affiliates

The SF Business has several joint ventures that were formed to lend to, acquire, develop and/or sell real estate assets. Such investments are recorded under the equity method. The Company records its share of the net income from the underlying properties. The gain or loss on disposition of a joint venture interest is recorded as gain on sale of loans and real estate.

Income Taxes

No provision or benefit for income taxes has been provided in the accompanying consolidated financial statements due to the fact that the SF Business was not operated as a stand-along unit and no allocation of ACM's income tax provision/benefit has been made to the SF Business. ACM is a limited liability company (which is taxed as a partnership), and accordingly, the taxable income or loss of ACM is included in the federal and state income tax returns of ACM's individual members.

Recently Issued Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 provides guidance on identifying entities for which control is achieved through means other than through voting rights (a "variable interest entities" or "VIE"), and how to determine when and which business enterprise should consolidate a VIE. In addition, FIN 46 requires that

Note 2 — Summary of Significant Accounting Policies (continued)

both the primary beneficiary and all other enterprises with a significant variable interest in VIE make additional disclosures. The transitional disclosure requirements will take effect almost immediately and are required for all consolidated financial statements initially issued after January 31, 2003. Management is in the process of evaluating all of its mezzanine loans and preferred equity investments, which may be deemed variable interest entities under the provision of FIN 46. A definitive conclusion can not be reached until the evaluation has been completed.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," an interpretation of FASB Statement of Financial Accounting Standards No. 5 ("SFAS No. 5"), "Accounting for Contingencies," Statement of Financial Accounting Standards No. 57, "Related Party Disclosures," Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" and rescinded FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others, an Interpretation of SFAS No. 5." It requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee regardless of whether the Company receives separately identifiable consideration (i.e., a premium). The new disclosure requirements were effective December 31, 2002. The adoption of FIN 45 did not have a material impact on the Company's Consolidated Financial Statements, nor is it expected to have a material impact in the future.

Note 3 — Selected Cash Flow Information

A statement of cash flows is not presented because the SF Business did not maintain a separate cash balance. Other than the debt required to fund the loans and investments of the SF Business, operating activities were funded by ACM. Selected cash flow from investing and financing activities is presented below.

	June 30,	December 31,	
	2003	2002	2001
Cash flows from investing activities:			
Loans and investments originated	$(117,176,849)	$(116,810,564)	$(53,165,836)
Payoffs and paydowns of loans and investments	76,106,055	105,608,865	62,044,959
Proceeds from sale of real estate held for sale	—	—	9,801,548
Purchase of joint venture interest	—	—	(7,619,272)
Cash flows from financing activities:			
Proceeds from notes payable and repurchase agreements	93,228,860	86,853,319	57,558,552
Payoffs and paydowns of notes payable and repurchase agreements	(64,019,933)	77,426,577	(63,111,680)

Note 4 — Loans and Investments

	December 31, 2002	December 31, 2001
Bridge loans	$ 93,789,934	$ 81,947,873
Mezzanine loans	59,483,271	58,481,072
Preferred equity investments	12,530,562	5,491,001
Other	9,469,039	18,151,162
	175,272,806	164,071,108
Unearned revenue	(1,167,814)	(2,223,042)
Allowance for loan losses	(1,962,481)	(1,665,000)
Loans and investments, net	$172,142,511	$160,183,066

In 2001 the Company had $1,665,000 in allowance for loan losses related to three bridge loans, that were deemed to be impaired. In accordance with the Company's policy for revenue recognition, income recognition was suspended on these loans. In 2002 these loans were repaid and the total outstanding principal balance was collected. The $1,665,000 of allowance for loan losses was re -allocated to the loans that were deemed to be impaired in 2002.

A bridge loan with a carrying value of $10,333,931 was foreclosed and reclassified as real estate owned in 2002. Prior to foreclosure, the Company in 2002 recorded a provision for loan losses of $3,075,000 to reflect this asset at its estimated fair value, excluding an estimated $300,000 of foreclosure cost. This amount was charged-off when the loan was reclassified as real estate owned.

A bridge loan with a carrying value of $4,100,000 was deemed to be impaired in 2002 and $700,000 of allowance for loan losses was allocated to this loan to reflect this loan at its estimated fair value. In accordance with the Company's policy for revenue recognition, income recognition has been suspended on this loan. In 2003, the Company received a $3.75 million payment from the borrower in partial satisfaction of the loan, which amount was $350,000 in excess of the loan's carrying value. The Company reduced its allowance for loan losses and recorded other income for the excess amount received.

A bridge loan and a mezzanine loan, secured by the same property, with a carrying value of $10,584,492 was deemed to be impaired in 2002 and $305,000 of allowance for loan losses was allocated to these loans to reflect these loans at their estimated fair values. In accordance with the Company's policy for revenue recognition, income recognition has been suspended on these loans.

A mezzanine loan with a carrying value of $1,728,552 was deemed to be impaired in 2002 and $660,000 of allowance for possible loan losses was allocated to this loan as well as a $240,000 provision for loan losses was recorded to reflect this loan at its estimated fair value in 2002 and $60,000 in the six months ended June 30, 2003. In accordance with the Company's policy for revenue recognition, income recognition has been suspended on this loan.

Note 4 — Loans and Investments (continued)

Allowance for Loan Losses:

	December 31, 2002	December 31, 2001
Beginning balance	$ 1,665,000	$1,425,000
Provision for loan losses	3,315,000	240,000
Amounts charged against allowance for loan losses	(3,017,519)	—
Ending balance	$ 1,962,481	$1,665,000

Concentration of Borrower Risk

The Company is subject to concentration risk in that, as of December 31, 2002 and 2001, the unpaid principal balance relating to eleven and eight loans represented approximately 46% and 37% of total loans held for investment and are with five and three unrelated borrowers, respectively. The total number of loans and investments by the Company was 36 and 34 as of December 31, 2002 and 2001, respectively.

Note 5 — Business Acquisitions and Investment in Equity Affiliates

In June 1998, the Company entered into a joint venture, Mezzobridge Funding, LLC, with SFG I, an affiliate of Nomura Asset Capital Corp. for the purpose of acquiring up to $250 million of structured finance investments. Capital contributions and profits were shared equally by the partners. Nomura Asset Capital Corp. provided financing to the joint venture in the form of a repurchase agreement. The interest rate charged for the financing was based on LIBOR. On July 31, 2001, the Company purchased from SFG I their interest in the joint venture.

Note 5 — Business Acquisitions and Investment in Equity Affiliates (continued)

This transaction was accounted for by the purchase accounting method. The activities of the former joint venture have been included in the Company's statements of revenue and direct operating expenses from the date of acquisition, August 2001. Summarized financial data of this joint venture is as follows:

	July 31, 2001 (Unaudited)
Balance sheets	
Assets	
Cash	$ 1,975,408
Loans held for investment, net	95,130,987
Other receivables and deferred costs	3,320,677
Total assets	$100,427,072
Liabilities and members' capital	
Liabilities	
Notes payable — repurchase agreement	$ 67,494,364
Accounts payable and accrued expenses	661,198
Total liabilities	68,155,562
Members' capital Arbor	16,135,755
Other partner	16,135,755
Total members' capital	32,271,510
Total liabilities and members' capital	$100,427,072

	Seven Months Ended July 31, 2001 (Unaudited)
Statements of operations	
Interest earned	$5,446,464
Interest and other expenses	4,578,950
Net income	$ 867,514
Net income allocated to:	
Arbor	$ 433,757
Other partner	433,757
Total	$ 867,514

The Company purchased the entire interest of its partner for $16,135,755, which was equal to the members' capital of the partner on the date of purchase. The Company financed this purchase with increased debt on the existing repurchase agreement of $6,541,075 and cash of $9,594,680, of which $1,975,408 was on hand in the joint venture at the date of purchase and was distributed to the partner. In

Note 5 — Business Acquisitions and Investment in Equity Affiliates (continued)

conjunction with the purchase, the existing repurchase agreement was assumed by the Company. The repurchase agreement expires in November 2003.

The Company had a 26% interest in a joint venture, which owns and operates a multi-family real estate property. At December 31, 2001 the Company's investment in this joint venture was approximately $900,000. During 2001 the Company recorded net income from this joint venture of $1,022,165. In March of 2002, the Company sold its investment in the joint venture and recorded a gain of $6.8 million. The Company received net income from this joint venture of $588,600 prior to the sale in 2002.

The Company has several other joint ventures that were formed to acquire, develop and/or sell real estate assets which the Company does not control. At December 31, 2002 and 2001, the Company's investments in these joint ventures were approximately $2.6 million and $2.1 million, respectively. The Company recorded net income from these joint ventures of $43,750 in 2002 and net losses of $52,908 in 2001.

Note 6 — Notes Payable and Repurchase Agreements

The Company utilizes warehouse lines of credit and repurchase agreements to finance its loans and investments. Borrowings underlying these arrangements are secured by substantially all the Company's loans and investments.

	December 31,	
	2002	2001
Structured transaction facility, financial institution, $150 million committed line, expiration August 2004, interest rate variable based on LIBOR; the weighted average note rate was 4.07% and 5.50%, respectively	$ 70,184,219	$ 61,720,900
Repurchase agreement, financial institution, $100 million committed line, expiration December 2003, interest is variable based on LIBOR; the weighted average note rate was 3.42% and 4.44%, respectively	68,267,260	66,941,689
Repurchase agreement, financial institution, $50 million committed line, expiration November 2005, interest rate variable based on LIBOR	—	n/a
Repurchase agreement, financial institution, uncommitted line, interest rate variable based on LIBOR; the weighted average note rate was 3.35% and 3.68%, respectively	3,384,998	3,747,146
Notes payable and repurchase agreements	$141,836,477	$132,409,735

The $150 million structured transaction facility contains profit-sharing arrangements between the Company and the lender which provide for profit sharing percentages ranging from 30% to 45% of net interest income of the loans and investments financed. This cost is included in interest expense.

Each of the credit facilities contains various financial covenants and restrictions, including minimum net worth and debt-to-equity ratios. The Company is in compliance with all covenants and restrictions for all periods presented.

Note 6 — Notes Payable and Repurchase Agreements (continued)

In conjunction with ACM's contribution of a portfolio of structured finance investments and related debt to ARLP the operating partnership of ART, the structured finance facility and the two committed repurchase agreements were assigned to ARLP pursuant to agreements with the relevant financial institutions.

Note 7 — Commitments and Contingencies

Litigation

In the normal course of business, the Company is subject to various legal proceedings and claims, the resolution of which, in management's opinion, will not have a material adverse effect on the financial position or the results of operations of the Company.

Note 8 — Fair Value of Financial Instruments

The following table summarizes the carrying values and the estimated fair values of financial instruments as of December 31, 2002 and 2001. Fair value estimates are dependent upon subjective assumptions and involve significant uncertainties resulting in variability in estimates with changes in assumptions.

	December 31, 2002		December 31, 2001	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:				
Loans and investments, net	$172,142,511	$172,142,511	$160,183,066	$160,183,066
Related party loans, net	15,952,078	15,952,078	15,880,207	15,880,207
Financial liabilities:				
Notes payable and repurchase agreements	141,836,477	141,836,477	132,409,735	132,409,735

The following methods and assumptions were used by the Company in estimating the fair value of each class of financial instrument:

Loans and Investments, Net: Fair values of variable-rate loans and investments with no significant change in credit risk are based on carrying values. Fair values of other loans and investments are estimated using discounted cash flow methodology, using discount rates, which, in the opinion of management, best reflect current market interest rates that would be offered for loans with similar characteristics and credit quality.

Related Party Loans, Net: Fair values of variable-rate loans and investments with no significant change in credit risk are based on carrying values. Fair values of other loans and investments are estimated using discounted cash flow methodology, using discount rates, which, in the opinion of management, best reflect current market interest rates that would be offered for loans with similar characteristics and credit quality.

Notes Payable and Repurchase Agreements: Fair values approximate the carrying values reported in the balance sheets.

Note 9 — Related Party Transactions

Related Party Loans:

	December 31, 2002	December 31, 2001
Bridge loans	$16,000,000	$16,000,000
Unearned revenue	(47,922)	(119,793)
Related party loans, net	$15,952,078	$15,880,207

The Company has a 50% non-controlling interest in a joint venture, which was formed to acquire, develop and/or sell real estate assets. At December 31, 2002 and 2001, the Company's investments in this joint venture were approximately $2.3 million and $1.8 million, respectively. The Company accounts for this investment under the equity method. At December 31, 2002, the Company had a $16.0 million bridge loan outstanding to the joint venture, which is collateralized by a first lien position on a commercial real estate property. There is a limited guarantee on the loan of 50% by the chief executive officer of ACM and 50% by the key principal of the joint venture. The loan requires monthly interest payments based on LIBOR and matures in October 2004. In connection with the joint venture agreement the Company has agreed to provide the borrower with additional mezzanine financing in the amount of up to $8.0 million. The mezzanine financing requires interest payments based on LIBOR and matures in May 2006. The loan will be funded in two equal installments of $4.0 million. The funding will be drawn down as construction progresses. The interest on the first component, which was funded in June 2003, will be earned on the full $4.0 million, while the interest on the second component, which has yet to be funded, will be earned as the $4.0 million is drawn down. This additional financing is secured by a second mortgage lien on the property. In addition, an interest and renovation reserve totaling $2.5 million is in place to cover both the bridge and mezzanine loans. Interest income recorded from these loans was approximately $449,000 and $148,000 for the periods ended December 31, 2002 and 2001, respectively.

In June 2003, the Company invested approximately $818,000 in exchange for a 12.50% preferred interest in a joint venture, which owns and operates two commercial properties. The Company accounts for this investment under the equity method. In June 2003, the Company funded two mezzanine loans to this joint venture totaling $6.0 million. The loans require monthly interest payments based on LIBOR and mature in May 2006. Interest income recorded from these loans was approximately $8,000 for the period ended June 30, 2003.

Note 10 — Subsequent Events

In June 2003 ART, a real estate investment trust was formed to invest in structured finance assets, particularly real estate related bridge and mezzanine loans, preferred equity and, in limited cases, discounted mortgage notes and other real estate related assets. On July 1, 2003 in exchange for a commensurate equity ownership in ART's operating subsidiary ARLP, ACM contributed $213.1 million of structured finance assets and $169.2 million of borrowings supported by $43.9 million of equity. In addition, certain employees of ACM were transferred to ARLP. These assets, liabilities and employees represent the substantial portion of ACM's SF Business.

On July 1, 2003 ART completed a private placement of ART's units, each consisting of five shares of common stock and one warrant to purchase one share of common stock. Gross proceeds from the private financing combined with the concurrent equity contribution by ACM totaled approximately $164 million

Note 10 — Subsequent Events (continued)

in equity capital. ART will be externally managed and advised by ACM and will pay ACM a management fee in accordance with the management agreement. ACM will also originate, underwrite and service all structured finance assets on behalf of ARLP.

Note 11 — Unaudited Pro Forma Consolidated Financial Information

In June, 2003 ACM formed ART, a newly organized real estate investment trust to operate and expand its SF Business. On July 1, 2003 ART completed a private placement of ART's units, each consisting of five shares of ART's common stock and one warrant to purchase one share of common stock. Gross proceeds from the private financing totaled $120.2 million. In exchange for a commensurate equity ownership in ART's operating subsidiary, ARLP, ACM contributed $213.1 million of structured finance assets and $169.2 million of borrowings supported by $43.9 million of equity. These assets and liabilities were contributed at book value, which approximates market value, and represent 88% of the assets and 98% of the liabilities of the SF Business as of June 30, 2003. In addition, certain employees of ACM were transferred to ARLP.

ART will be externally managed and advised by ACM and will pay ACM a management fee in accordance with the terms of the management agreement among ACM, ART and ARLP. ACM will also source originations, provide underwriting services and service all structured finance assets on behalf of ARLP. As a result, the operating expenses as presented in the historical consolidated financial statements would have been affected had ART been formed at an earlier time. Employee compensation and benefits expense would have decreased by $895,811 and $1,518,890 for the six months ended June 30, 2003 and year ended December 31, 2002, respectively, because these costs would have been borne by ACM under terms of the management agreement. Similarly, selling and administrative expense would have decreased by $65,752 and $127,753 for the six months ended June 30, 2003 and year ended December 31, 2002, respectively.

In accordance with the terms of the management agreement, ACM will receive a management fee, composed of a base management fee and incentive compensation. The annual base management fee is payable monthly in cash as a percentage of ARLP's equity and equal to 0.75% per annum of the equity up to $400 million, 0.625% per annum of the equity from $400 million to $800 million and 0.50% per annum of the equity in excess of $800 million. For purposes of calculating the base management fee, equity equals the month end value computed in accordance with generally accepted accounting principles of (1) total partners' equity in ARLP, plus or minus (2) any unrealized gains, losses or other items that do not affect realized net income.

ART will also pay ACM incentive compensation each fiscal quarter, calculated as (1) 25% of the amount by which (a) ARLP's funds from operations per unit of partnership interest in ARLP, adjusted for certain gains and losses, exceeds (b) the product of (x) 9.5% per annum or the 10 year Treasury Rate plus 3.5%, whichever is greater, and (y) the weighted average of book value of the net assets contributed by ACM to ARLP per ARLP partnership unit, the offering price per share of ART's common equity in the private offering on July 1, 2003 and subsequent offerings and the issue price per ARLP partnership unit for subsequent contributions to ARLP, multiplied by (2) the weighted average of Arbor Realty Limited Partnership's outstanding partnership units. At least 25% of this incentive compensation is paid to ACM in shares of ART's common stock, subject to ownership limitations in ART's charter. ART has also agreed to share with ACM a portion of the origination fees that it receives on loans it originates through ACM.

Note 11 — Unaudited Pro Forma Consolidated Financial Information (continued)

The incentive compensation will be measured annually in arrears; provided, however, ACM shall receive quarterly installments thereof in advance. The quarterly installments will be calculated based on the results for the period of twelve months ending on the last day of the fiscal quarter with respect to which such installment is payable. Each quarterly installment payment will be deemed to be an advance of a portion of the incentive fee payable for the year. In the event the calculated incentive compensation for the full year is an amount less that the total of the installment payments made to ACM for the year, ACM will refund to ART the amount of such overpayment in cash. In such case, ART would record a negative incentive fee expense in the quarter when such overpayment is determined. The incentive compensation will be accrued as it is earned.

This pro forma information does not reflect the results of the private financing. However, gross proceeds from the private financing totaled $120.2 million, which combined with ACM's equity contribution of $43.9 million, resulted in total contributed capital of $164.1 million. Offering expenses of $10.1 million were paid by ART, resulting in stockholders equity and minority interest of ART of $154.0 million at its inception.

The pro forma consolidated financial information is limited to adjustments that are directly attributable to the private placement, expected to have a continuing impact on ART and are factually supportable. These adjustments are based on the assumption that certain compensation and benefits expenses and certain selling and administrative expenses incurred by the SF Business would not have been incurred if ART had been in operation during the periods presented. The pro forma financial results do not include what the impact would have been had the gross proceeds from the private financing been available to the Company during the entire period. Had these proceeds been available to the Company during the entire period, there would have been an impact on certain revenues and expenses, including the management fees payable pursuant to the management agreement. The management fees are calculated based on such factors as funds from operations and the equity of ARLP, each as defined in the management agreement. Such amounts represent speculative and forward-looking information that is not factually supportable.

The financial statements of the SF Business include the results of operations of the structured finance business segment of ACM and are not limited to the results of the structured finance assets that were transferred to ART. Accordingly, the results of certain investments in equity affiliates that were not transferred to ART have been included in the financial statements of the SF Business because they were included in the structured finance business segment even though the operating results from these equity affiliates have not been material to the structured finance business segment as a whole. In addition, ACM retained certain transactions in its structured finance portfolio with a net book value of approximately $27.8 million, primarily because they were not deemed to be suitable investments for ART. Had these retained assets been excluded from the financial statements of the SF Business, additional adjustments to the expense base would have been necessary to estimate what expenses would have been had these assets not been in the portfolio. Such adjustments would have been speculative. Lastly, operating results for assets that matured before the contribution of structured finance assets to ART, but were in the portfolio of assets of the SF Business during the reporting period are also included in these statements.

CORPORATE INFORMATION

Board of Directors

Ivan Kaufman
Chairman of the Board of Directors
Arbor Realty Trust, Inc.

Jonathan A. Bernstein
Of Counsel
Pryor, Cashman, Sherman & Flynn

William Helmreich
Founder and President
Byron Research and Consulting

Walter K. Horn
General Counsel and Secretary
Arbor Realty Trust, Inc.

C. Michael Kojaian
Chief Operating Officer
The Kojaian Companies

Melvin F. Lazar
Founder and Former Managing Partner
Lazar Levine & Felix LLP

Joseph Martello
Chief Operating Officer
Arbor Management, LLC

Corporate Officers

Ivan Kaufman
Chief Executive Officer and President

Frederick C. Herbst
Chief Financial Officer and Treasurer

Walter K. Horn
General Counsel and Secretary

John Kovarik
Chief Credit Officer

Fred Weber
Executive Vice President—Structured Finance

Shareholder Information

Corporate Office
333 Earle Ovington Boulevard, Suite 900
Uniondale, NY 11553
Tel: (516) 832-8002

Common Stock Listing
New York Stock Exchange
Symbol: ABR

Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Tel: (212) 936-5100

Legal Counsel
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Independent Registered Public Accounting Firm
Ernst & Young, LLP
Five Times Square
New York, NY 10036

Investor Relations Contact
Frederick C. Herbst
Chief Financial Officer
Arbor Realty Trust, Inc.
Tel: (516) 832-8002

Designed by Curran & Connors, Inc. / www.curran-connors.com

ARBOR

ARBOR REALTY TRUST, INC.

333 Earle Ovington Blvd., Ste 900
Uniondale, NY 11553
Tel: (516) 832-8002
Fax: (516) 832-8045

www.arborrealtytrust.com